SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

This report on Form 6-K will be incorporated by reference into the Bank's registration statement on Form F-4 (No. 333-117852) and includes the Bank's financial results as of and for the six months ended June 30, 2004 previously furnished to the SEC in the Company's report on Form 6-K dated August 17, 2004. No changes have been made to the Bank's financial results.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT – FIRST HALF 2004

1. To the Shareholders

We hereby submit for your appreciation the Management Report and Financial Statements of Unibanco - União de Bancos Brasileiros S.A and its subsidiaries for the first half of 2004, that describes our main activities and the results achieved during this period. The document also provides performance comparisons for each core business and comments on the main projects and initiatives that have ensured Unibanco’s balanced and sustained growth.

2. Comments on Performance

Net income in 1H04 stood at R$581 million, up 18.3% when compared to the same period of last year. In August 2004, Unibanco paid out R$204 million, in net interest on capital stock, an increase of 22.9% Y-o-Y. It represents a 37% pay-out of the income for the 1H04.

Stockholders’ equity in June 2004 amounted to R$7,704 million, representing a 12.5% increase when compared to June 2003.

In 1H04, total fees amounted to R$1,561 million, up 13.9% when compared to 1H03. Banking fees reached R$809 million in the 1H04, increasing 9.2% compared to 1H03. Fee revenues from the credit card business reached R$565 million in 1H04, growing 16.7% Y-o-Y, influenced by the consolidation of HiperCard in this quarter (see item 4). Fee revenues from assets under management reached R$187 million in 1H04, presenting a growth of 28.1% over the past year. During the same period, the volume from assets under management increased 32.5%.

Excluding the acquisitions, total personnel and administrative expenses amounted to R$2,335 million in 1H04, a 8.2% growth compared to the same period last year. Fee revenues over administrative and personnel expenses (recurrent revenues and expenses) increased from 63.5% in 1H03 to 65.4% in 1H04.

3. Assets and Liabilities

Unibanco’s consolidated total assets amount to R$80.011 million on June 30 2004, a 21.1% growth compared to the same period last year.

1H04 securities portfolio amounted to R$18,588 million, of which 49% were classified as trading securities, 18% as available for sale, and 33% as held to maturity.

Consolidated loan portfolio for 1H04 totaled R$30,045 million, a 14.7% growth in the last twelve months. As of the same period, the balance for the consolidated allowance for loan losses totaled R$1,545 million, representing 5.1% of the portfolio. Of this total, R$267 million were based on more conservative percentages than those required by the Regulatory Authority.

On June 30, 2004, Unibanco’s overall funding reached R$93,712 million, including R$30,503 million in investment funds and assets under management, a 25.0% growth in the last 12 months.

Unibanco’s BIS ratio stood at 16.7%, well above the minimum of 11% required by Brazilian Central Bank.

4. Acquisitions during the period

BNL Brasil

Unibanco acquired, based on the balance sheet of May 31st 2004, the total capital of Banco BNL do Brasil S.A. (BNL Brasil) from Banca Nazionale del Lavoro S.p.A. (BNL). BNL received one billion of Units and will own, directly and indirectly,1.43% of Unibanco’s capital. The transaction is subject to the approval of the relevant regulatory authorities.

BNL Brasil owned, in June 2004, a credit portfolio of R$698.5 million further to credit card and consumer finance operations that includes some 107 thousand clients and 96 thousand cards issued.

HiperCard

On March 1st, Unibanco acquired through its subsidiaries, from the Dutch group Ahold, the total capital of HiperCard Administradora de Cartão de Crédito Ltda for R$630 million. The price is still subject to adjustments, pending the outcome of due diligence process. In the same date, Ahold sold the Bompreço supermarket chain to Wal Mart.

HiperCard was founded in 1982 to be Bompreço supermarkets private label credit card company. HiperCard is presently accepted in more than 60 thousand points-of-sale in the Northeast of Brazil. The company is also the acquirer, issuer, and processor of its credit cards. The company posted total billings of R$3.6 billion in 2003. HiperCard is the main mean of payment used in the 119 stores of Bompreço supermarket chain.

5. Retail

During the 1H04, 342 thousand new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the semester, 6.2 million clients under the Unibanco brand. The average number of products per checking account holder stood at 6.3, above the 5.7 figure of June 2003.

The total client base of Unibanco Group reached 16.6 million at the end of June 2004, as illustrated in the graph below:

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 14,069 points of service at the end of June 2004, distributed as follows: 867 branches and in-store branches (inside supermarkets and stores); 398 corporate-site branches; 164 Fininvest stores, including the 49 Creditec points-of-sale converted into Fininvest Stores; 10,055 Fininvest points-of-sale (retailers); 182 LuizaCred stores; 333 PontoCred stores; and 2,070 Banco 24 Horas sites (ATMs).

The Consumer Companies

Unibanco’s Consumer Companies focus on the credit card and consumer finance segments. They are composed of Unicard, Fininvest, PontoCred (a partnership established with Globex, owner of Ponto Frio stores), LuizaCred (a partnership with Magazine Luiza, a department store chain) and, more recently, by Tricard, Creditec, and HiperCard.

R$ million
1H04 Financial Information	UNICARD (1)	FININVEST	LUIZACRED (2)	PONTOCRED	CREDICARD GROUP
Net income	63	91	11	23	292
(%) Equity stake	100	100	50	50	33
Equity income	63	91	5	12	101
Credit portfolio(3)	1,045	1,220	332	759	3,890
Provision for loan losses expenses(3)	82	172	20	58	175
Annualized ROAE	57.9%	46.1%	49.9%	31.0%	142.5%

Business Information(3)
Portfolio (milion of credit cards / clients)	5.2	4.3	1.2	3.2	7.3
Billings	3,006	1,897	316	903	8,957
Number of transactions (million)	41	27	2	2	117
Average Ticket (R$)	73	71	199	492	76
(1)	Credit card business: former Cartao Unibanco transactions included in Unicard - Banco Múltiplo SA
(2)	Result consolidated at Fininvest
(3)	When referring to Credicard, data refers to the stand-alone company

The Credit Card Companies

Unicard credit card business, which derived from Cartão Unibanco operation, generated a result of R$63 million in 1H04, up 16.7% Y-o-Y. The annualized ROAE was 57.9% in the period. In June, the number of cards issued stood at 5.2 million, up 30% compared to June 2003.

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$101 million to Unibanco’s 1H04 results. The volume of transactions of Credicard increased by 8.3% in 1H04, when compared to the same period of last year, totaling 117 million.

The Consumer Companies

Fininvest’s net equity income was of R$91 million in 1H04, up 82% Y-o-Y. Annualized ROAE was 46.1% in the semester. The company, excluding LuizaCred, ended 1H04 with R$1,220 million in loans, a 8.5% growth in the last twelve months. In June 2004, Fininvest had 4.3 million active customers, 164 stores (including 49 Creditec points-of-sale converted into Fininvest stores) and 10,055 points-of-sale.

LuizaCred, a Fininvest subsidiary, posted earnings of R$11 million, 37.5% above 1H03. The volume of financed sales reached R$316 million in the semester, up 41.1% Y-o-Y. The company ended the semester with 1.2 million active customers and R$332 million in loan portfolio, an increase of 40.7% over the last 12 months.

PontoCred posted net income of R$23 million in 1H04 with annualized ROAE at 31% in the period. At the end of June, the loan portfolio totaled R$759 million, an increase of 36% in 12 months. The total number of active customers reached 3.2 million.

Other companies

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$3.8 million in 1H04. The bank ended the period with a R$1,668 million loan portfolio, up 27.6% Y-o-Y.

The annuity business of Unibanco Capitalização ended 1H04 posting gross sales of R$154 million, up 13.2% when compared to the same period of last year. The managerial result in 1H04 reached R$34 million, in line with last year’s result.

Unibanco Investshop Corretora, Investshop Corretora new denomination, wholly-owned by Banco1.net, reached R$4.2 billion in trading volume in 1H04, a 147.1% growth when compared to the same period of last year. On March 1st 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses.

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, ended the semester with 119 stores, of which 111 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$72.6 million and equity income of R$1.9 million to Unibanco, which owns 60% of the company.

6. Wholesale

Mergers and Acquisitions

During the first semester, Unibanco kept its leadership in mergers and acquisitions, as the most active Brazilian bank in this segment in the domestic market, according to Thomson ranking. During this period, Unibanco acted as financial advisor in six mergers and acquisitions transactions, totaling a volume of more than R$1,255 million.

Syndicated Loans

Unibanco was the co-lead manager, together with Caixa Banco de Investimento, of a US$100 million IDB 8-year loan to Bandeirante Energia. Unibanco was the lead manager of a R$200 million 4-year syndicated loan to Celpe. In the 2Q04, Unibanco led syndicated loan transactions in Reais to Coelce, Global Telecom and Sanasa.

Correspondent Banking

Unibanco ended 1H04 with more than US$1.6 billion of funds borrowed from correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations. The main highlights of the period are the contracts signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$20 million credit line, and the with the Export Import Bank of India (India Eximbank) for the credit line of US$10 million. These transactions boost the import financing of Asian products and consolidate Unibanco’s leadership in the local market in the multilateral institutions and governmental international trade agencies on-lending.

Foreign Exchange and Trade

Unibanco stepped up its short-term export financing activities (ACC and ACE), having closed contracts in 1H04 of a total of US$932 million, almost the same volume in contracts for the entire year of 2003 (US$1 billion).

Unibanco sought product diversification, focusing on the structuring of differentiated transactions, among which a contract for a pioneering Export Credit Note stands out. This contract, totaling US$100 million for a three-year term, was one of the first of its kind in the market.

In terms of foreign exchange import contracts, Unibanco closed transactions in the amount of US$2.3 billion, from a total market volume of US$25.2 billion, thus increasing its participation to 9.3% (Source: Central Bank).

Project Finance

In the 1H04, four financial advisory mandates were completed in the sanitation and electric power sectors, totaling R$1 billion in investments in infrastructure. In the sanitation sector, the highlight was a R$300 million issue of private debentures of the Companhia de Saneamento Básico do Estado de Minas Gerais S.A. –COPASA (the State of Minas Gerais Sanitation Company), for a 10-year term. The funds will be used in investments in the water supply and sanitary sewage systems, as part of a R$469 million investment program. In the electric energy sector, the highlight is the completion of financing transactions totaling R$132 million for the hydroelectric power stations of Itiquira (in the state of Mato Grosso do Sul) and Picada (in the state of Minas Gerais). These power stations account jointly for investments in excess of R$ 500 million.

Equities

In 1H04, Unibanco took part in all the Brazilian market’s main stock offerings. One of the highlights was the R$878 million global offering of preferred stock of Gol – Linhas Aéreas Inteligentes (Gol Intelligent Airlines) for which Unibanco acted as the Lead Coordinator of the Brazilian Offering. Unibanco was also one of the coordinators in the common stock offering of the CCR – Companhia de Concessões Rodoviárias, totaling R$375 million, and in the Natura Cosméticos cosmetic company offering, which amounted to R$768 million, and in the preferred stock offering of América Latina Logística – ALL (América Latina Logistics), which amounted to R$588 million. In the secondary market, Unibanco traded approximately R$6.2 billion at Bovespa.

Fixed Income

In 1H04, Unibanco coordinated two transactions in the domestic fixed-income market. In the domestic market, the highlight was a R$1.2 billion issue of Braskem S.A. debentures. In the international market, Unibanco acted as a coordinator of a US$150 million issue maturing in 2009 for Odebrecht Overseas Ltd., guaranteed by its controlling company CNO - Construtora Norberto Odebrecht S.A.
In the secondary market, Unibanco traded some R$200 million in corporate securities in Brazil and US$8.5 billion in sovereign debt and corporate securities abroad.

7. Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$148 million in 1H04. The annualized ROAE was 21.5% in the period.

1H04’s consolidated revenues for insurance, extended warranty, and private pension plans amounted to R$2,191 million, up 15.9% Y-o-Y.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.5% market share (May 2004 figures, does not include extended warranty, ANS figures as of April 2004).
Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$4,847 million at the end of the semester, up 36.2% vs. 1H03.

Insurance

Insurance and extended warranty net premiums written totaled R$1,378 million in 1H04, up 19.4% Y-o-Y. The combined ratio, that measures the efficiency of the insurance companies, was 99.3% in 1H04. The extended combined ratio, which includes financial revenues, reached 87.2%.

Personnel and administrative expenses (including DPVAT – Mandatory Auto Insurance) amounted to R$115 million in 2H04. The permanent attention to processes and costs contributed to reduce the ratio of administrative expenses over retained premiums. In the semester, this ratio was 11.5% compared to 14.4% in 1H03.

Extended Warranty

The extended warranty business, formed by UAW and Garantech, the latter a joint venture with Multibrás, posted a net income of R$ 3 million in 1S04. Garantech’s revenues in the period totaled R$131 million.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$27 million in 1H04. Revenues for the period reached R$812 million, up 10.2% Y-o-Y.

Unibanco AIG Previdência ranked fourth in pension plan sales up to May 2004, with 9.9% market share, according to the ANAPP official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for May 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$468 million. The company services approximately 1,200 corporate clients and 689 thousand individual customers.

Technical reserves stood at R$3,370 million at the end of 1H04, up 38.5% Y-o-Y.

8. Wealth Management

Unibanco Asset Management (UAM) ended 2Q04 with R$30.5 billion in assets under management and custody, up 32.5% Y-o-Y and 13.2% when compared to December 2003. The semester accounted for positive fund raising of R$1.8 billion, mainly from the retail and institutional segments. In June 2004, UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, going up three positions, with a market share of 4.9%, compared to 4.7% in the same month of the previous year.

The Private Banking business ended the 1H04 with assets under management of R$11.7 billion, which represents an increase of 19.5% Y-o-Y. R$4.2 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9%, holding the 2nd position in the segment’s global ranking published by ANBID in June 2004.

9. Human Resources: Unibanco People

In 1H04, some R$9 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil, and abroad and the People Management Program. Since the inception of the latter, in October 2003, 73% of Unibanco’s managers were trained, including 1,757 managers in 1H04.The objective of the program is to ensure excellence in teams leadership. In June 2004, Unibanco’s staff totaled 29,319 professionals.

During the period, 103 university students joined the Internship Program. The Trainee Program, which gives trainees the opportunity to work with teams from many different areas, and which involves the execution of actions aligned with corporate strategy, estimated the hiring of 30 participants during the year. The Future Bank, a pioneering initiative, developed in association with the University of Campinas – Unicamp; and the Brazilian Capital Markets Institute – Ibmec, designed to bridge the gap between the academic world and the market, helped to attract talented young people. In 1H04, the project involved 22 university students.

In 1H04, Unibanco hired 6 professionals from the best American and European universities for the Summer Internship Program which was implemented two years ago. The program offers these MBA students up to three-month long internships during their summer vacations.

The new Private Retirement Plan for employees, called Futuro Inteligente (Intelligent Future) was launched this semester. It offers a number of improved features, such as the opportunity to contribute with higher percentages than those allowed in the former plan, based on the participant’s age range; the possibility of retiring as from the age of 50; and four alternatives for enjoying the benefits of the plan in the event that the employee leaves the company prior to retiring. The program is offered to all employees and allows for rising company contributions, depending on the returns on equity.

Unibanco’s Stock Option Plan recognizes people with outstanding performance and commitment to long term results. As of June 2004, the stock options that were not yet exercised totaled 1,094,812 Units.

As part of the major changes in the organizational structure announced in April 2004, Unibanco offered a group of executives a one-time program with unique benefits for anticipating retirement.

The Healthcare Plan was restructured as of March 1st, ensuring our professionals and their aggregates a 405% expansion of the entire accredited healthcare services network, besides discounts on medication and information on treatments, as well as research reports on medicine and quality of life, published in our Corporate Portal.

10. Corporate Risk Management

Unibanco’ conglomerate Risk management is characterized by a unique structure reporting directly to the CEO and encompassing credit risks, market/liquidity risks and operating risks, regardless of the business unit. Concerning market risks, the risk management area is in charge of monitoring the levels of exposure to risks vs. the established daily limits, using tools such as Var and sensitivity analysis. The credit risk management, in turn, encompasses exposure analyses, with a view to setting limits and anticipating trends, as well as evaluating the efficacy of the credit policy, providing input for the establishment of strategies. Operating risks have been the focus of ongoing attention over the course of the years. The use of self-evaluation tools, the monitoring of processes and services and, more recently, the quantitative measurement of operating losses enabled the establishment of a sound culture for monitoring and mitigating operating risks. Finally, through a calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

11. Technology and Internet

1H04 investments in technology totaled R$30.8 million. The main investments were IT processing capacity (37.3%), back-office infrastructure (31.8%) and ContAtiva 2 – organic growth program (19.8%).

The Internet Banking user base continued to expand in 2004, and reached approximately 1.5 million users. It has become an important sales channel thanks to its agility and convenience.

12. Corporate Governance

The best possible corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act whenever required by scenario changes.

12.1 Organizational Structure Changes

During 2Q04, the changes in the highest level of the organization were finalized:
The following executives now report directly to Mr. Pedro Moreira Salles, CEO of the bank:

  Márcio Schettini: Retail
  João Dionísio Amoêdo: Wholesale
  José Rudge: Insurance
  Demósthenes Pinho Neto: Wealth Management
  Geraldo Travaglia: Planning, Control and Operations
  Daniel Gleizer: Risk and Macro Research
  Lucas Melo: Legal, Compliance, Auditing and Governmental Relations
  Marcos Caetano: Corporate Communication
  Marcelo Orticelli: Unibanco People (Human Resources)
The Board of Directors is formed by the following members:
  Chairman: Pedro Sampaio Malan
  Vice-Chairman: Pedro Moreira Salles
Directors:
  Armínio Fraga
  Gabriel Jorge Ferreira
  Israel Vainboim
  Joaquim Francisco de Castro Neto
  Pedro Bodin

The members of the board and top management executives elections are pending Brazil Central Bank homologation.

AUDIT COMMITTEE

The establishment of an Audit Committee, as per Brazilian Law, was approved. The Audit Committee has the power to, among other responsibilities, indicate, ad referendum of the Board of Directors, the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as the Internal Auditing; establish, divulge, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, and improvement of internal policies and strategies.
The Audit Committee has the following structure:

  Gabriel Jorge Ferreira
  Eduardo Augusto Guimarães
  Guy Almeida Andrade

12.2 REVERSE STOCK SPLIT

Unibanco and Unibanco Holdings initiated the necessary procedures for the implementation of the reverse stock split of their shares (common, preferred and Units). The reverse stock split will be done at the ratio of 100 shares for every 1 share and will be effective as of August 30th 2004. The shares will be quoted on a per share basis and will be negotiated in lots of 100 shares. In the same date, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 Units, instead of 500 Units. There will be no change in the number of GDRs issued or in the value of their pricing.

The reverse stock split will provide more efficiency in controlling and in the relationship with the shareholders and operational costs reduction, as well as being one more step in the quest for increasing liquidity for the shares in the local market.

12.3 Other Highlights

Market Maker for Units

Unibanco hired LatinFinance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for UNITs (UBBR11) in the BOVESPA, the São Paulo Stock Exchange.

Stocks Trading

At Bovespa, the average daily volume of Units (Bovespa: UBBR11) traded in 1H04 was R$ 3.9 million, up 104% Y-o-Y. The average daily volume of GDSs traded in the New York Stock Exchange (NYSE) was higher than US$15 million in the same period.

Independent Auditors

To ensure the independence of its external auditors, Unibanco has a policy of limiting the services, other than the auditing services rendered by the external auditor, to an amount of remuneration which is less than 5% of the amount paid for the independent auditing services. Additionally, for the years ended June 30, 2004 and 2003, the external auditors of Unibanco were hired only to render independent auditing services.

13. Social Responsability

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 24 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco is the only Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Environmental Education on Wheels

As part of the celebration of Unibanco’s 80th anniversary, the Educação Ambiental Sobre Rodas (Environmental Education on Wheels) program was launched in early August. Three pairs of trucks will drive through a number of the country’s cities, covering three different routes (South, inner-state São Paulo/Southeast and North/Northeast/Midwest), aiming at encouraging environmental education among students and teachers of the 1st to 4th grades of elementary school in the municipal school systems. Each pair of trucks will consist of one truck equipped with a “cinema”, showing a movie on Environmental Education, and another truck with an interactive exhibition area, showing pictures and videos, divided into areas that deal with the themes of Biodiversity, Water, Air, Garbage, Energy and Sustainable Consumption. The trucks will be parked in highly visible areas and will be visited by schools, by prior appointment, with the support of each town’s education bureau.

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities. Throughout the 1H04, the Institute signed new partnerships and has been actively participating in the development of important social projects that will benefit hundreds of youngsters, people with disabilities and the environment, such as: Projeto Educacional São Paulo 450 anos (partnership with Instituto Votorantim), Projeto Ver in ten municipalities of the states of Paraíba, Bahia and Pernambuco (partnership with Associação de Apoio à Alfabetização Solidária); Projeto Rocinha do Saber at Rio de Janeiro (partnership with Fundação Roberto Marinho and Viva Rio); Direitos Humanos nas Escolas, in São Paulo (partnership with O Centro de Direitos Humanos –CDH); Fazendinha at Niterói-RJ (partnership with Associação Pestalozzi from Niterói); IT and citizenship schools model expansion in Paraná (partnership with CDI- Comitê para Democratização da Informática); Estúdio Aprendiz in Salvador – BA (partnership Cipó- Comunicação Interativa); Natureza Jovem – Protetores da Serra, in Ceará (partnership with Associação Caatinga); Convívio Verde em Niterói-RJ, (partnership with Centro de Assessoria ao Movimento Popular-CAMPO), Centro de Educação Ambiental Juiz de Fora in Minas Gerais (association with Meio Ambiente de Juiz de Fora – AMAJF) and support to the Center for Brazilian Studies of Columbia University.

Moreira Salles Institute - IMS
The Moreira Salles Institute, Unibanco’s cultural arm, develops an important work of Brazilian culture preservation. During the last semester, the Moreira Salles Institute has stood out in its effort to broaden the reach of the public to its collections. First, with the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” of the Instituto Moreira Salles collection, in partnership with the Sesi Art Gallery, showing hundreds of images from its photographic archives. The exhibitions and guides tours have attracted more than 90 thousand people. Parallel to that, the Institute has published a special edition of the Cadernos de Fotografia Brasileira, which has become a reference about the city in the year that it celebrates its 450th anniversary. Thanks to the importance of the material, the Moreira Salles Institute was invited, last May, by the mayor of Paris, to exhibit a selection of photographs at the archeological crypt of the Cathedral of Notre Dame.

It is also worth mentioning that part of the musical archive of the Institute – precisely 13 thousand recorded songs from Humberto Franceschi collection – can already be listened at the IMS website free from charge.

Final Comments

We remain fully committed to our objective of maintaining ongoing and balanced organizational growth and we thank our customers for their trust and loyalty. We also thank our stockholders for their support and trust in our management, and our employees and collaborators, who have contributed so much to the substantial development Unibanco has enjoyed.

São Paulo, August 2004

The Board of Directors
The Board of Officers

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2004	2003	2004	2003

CURRENT ASSETS	45,208,183	37,071,510	57,749,852	44,921,235

CASH AND DUE FROM BANKS	814,854	608,377	1,038,977	796,828

SHORT-TERM INTERBANK INVESTMENTS	16,274,346	10,422,353	13,997,163	8,319,514
Securities purchased under resale agreements	10,373,679	6,496,001	10,359,392	6,191,338
Interbank deposits	5,741,810	3,920,649	3,458,055	2,122,473
Foreign currency investments	158,857	5,703	179,716	5,703

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,920,919	5,595,537	13,258,316	9,445,730
Own portfolio	3,490,909	3,765,169	9,257,119	7,268,085
Subject to repurchase commitments	233,802	137,000	280,127	290,177
Pledged with Brazilian Central Bank	2,475,737	902,460	2,635,330	1,016,532
Pledged under guarantees rendered	393,954	447,714	784,100	572,437
Derivative financial instruments	326,517	343,194	301,640	298,499

INTERBANK ACCOUNTS	4,548,620	4,757,431	4,823,025	4,910,588
Payments and receipts pending settlement	640,504	906,505	665,167	933,002
Compulsory deposits:
- Brazilian Central Bank	3,904,333	3,833,815	4,149,232	3,959,995
- National Housing System - SFH	1,621	5,185	1,621	5,185
Interbank onlendings	-	6,359	-	6,359
Correspondent banks	2,162	5,567	7,005	6,047

INTERDEPARTMENTAL ACCOUNTS	97,307	2,760	97,757	6,857
Third-party funds in transit	145	157	567	267
Internal transfers of funds	97,162	2,603	97,190	6,590

LENDING OPERATIONS	11,914,140	11,450,532	17,397,974	14,795,467
Lending operations:
- Public sector	295,698	35,401	295,698	35,401
- Private sector	12,216,923	12,223,174	18,317,168	15,975,408
Allowance for lending losses	(598,481)	(808,043)	(1,214,892)	(1,215,342)

LEASING OPERATIONS	-	-	278,604	258,765
Leasing operations:
- Private sector	-	-	283,214	270,237
Allowance for leasing losses	-	-	(4,610)	(11,472)

OTHER CREDITS	4,424,605	4,074,016	6,418,843	6,024,510
Foreign exchange portfolio	2,983,179	2,938,212	3,150,430	2,945,390
Income receivable	297,694	259,046	121,884	135,573
Negotiation and intermediation of securities	221,087	44,182	115,027	417,989
Sundry	946,082	853,121	3,059,681	2,547,851
Allowance for other credits losses	(23,437)	(20,545)	(28,179)	(22,293)

OTHER ASSETS	213,392	160,504	439,193	362,976
Other assets	68,439	84,649	194,116	206,588
Allowance for other assets losses	(20,516)	(16,843)	(54,775)	(54,471)
Prepaid expenses	165,469	92,698	299,852	210,859

LONG-TERM ASSETS	14,654,559	14,918,358	18,749,668	17,888,007

INTERBANK INVESTMENTS	91,975	350,401	91,975	10,707
Interbank deposits	91,975	350,401	91,975	10,707

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4,947,922	5,997,215	5,687,253	6,879,933
Own portfolio	2,851,998	3,549,905	3,581,961	4,023,558
Subject to repurchase commitments	1,355,125	321,874	1,355,125	452,773
Pledged with Brazilian Central Bank	312,924	1,636,793	313,164	1,681,909
Pledged under guarantees rendered	372,424	237,408	381,453	510,478
Derivative financial instruments	55,451	251,235	55,550	211,215

INTERBANK ACCOUNTS	44,438	64,546	44,438	64,546
Compulsory deposits:
- National Housing System - SFH	44,438	64,546	44,438	64,546

LENDING OPERATIONS	6,804,434	6,289,848	7,658,560	6,754,059
Lending operations:
- Public sector	332,712	247,592	332,712	247,592
- Private sector	6,740,837	6,247,225	7,613,041	6,722,190
Allowance for lending losses	(269,115)	(204,969)	(287,193)	(215,723)

LEASING OPERATIONS	-	-	246,961	179,780
Leasing operations:
- Private sector	-	-	251,065	189,444
Allowance for leasing losses	-	-	(4,104)	(9,664)

OTHER CREDITS	2,725,632	2,199,570	4,956,905	3,963,628
Receivables on guarantees honored	1,197	2,333	1,734	2,333
Foreign exchange portfolio	463	1,299	463	1,299
Income receivable	2,827	6,114	3,669	6,114
Negotiation and intermediation of securities	-	-	2,141	1,331
Sundry	2,722,777	2,191,131	4,955,095	3,959,040
Allowance for other credits losses	(1,632)	(1,307)	(6,197)	(6,489)

OTHER ASSETS	40,158	16,778	63,576	35,354
Prepaid expenses	40,158	16,778	63,576	35,354

PERMANENT ASSETS	6,658,258	6,072,251	3,511,479	3,281,951

INVESTMENTS	5,908,526	5,276,436	1,849,593	1,615,676
Investments in subsidiary and associated companies	4,646,657	3,899,168	49,221	56,990
-Local	3,559,415	2,576,960	49,221	48,810
-Foreign	1,087,242	1,322,208	-	8,180
Goodwill on acquisitions of subsidiary companies	1,228,251	1,350,114	1,633,512	1,411,537
Other investments	64,402	53,413	230,506	212,879
Allowance for losses	(30,784)	(26,259)	(63,646)	(65,730)

FIXED ASSETS	348,289	371,256	956,229	1,003,637
Land and buildings in use	166,139	143,212	652,203	658,302
Other fixed assets	737,452	715,495	1,328,814	1,237,081
Accumulated depreciation	(555,302)	(487,451)	(1,024,788)	(891,746)

DEFERRED CHARGES	401,443	424,559	705,657	662,638
Organization and expansion costs	762,544	772,911	1,371,135	1,188,224
Accumulated amortization	(361,101)	(348,352)	(665,478)	(525,586)

T O T A L	66,521,000	58,062,119	80,010,999	66,091,193

BALANCE SHEETS AT JUNE 30,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2004	2003

CURRENT LIABILITIES	41,067,250	33,479,080	48,128,238	37,333,491

DEPOSITS	19,656,851	14,201,415	21,202,344	14,915,025
Demand deposits	2,919,376	2,916,962	2,953,415	3,133,645
Savings deposits	5,359,591	5,132,696	5,971,098	5,434,731
Interbank deposits	534,638	702,562	144,260	74,943
Time deposits	10,843,246	5,449,195	12,133,571	6,271,706

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,555,995	5,464,050	10,153,762	5,318,723
Own portfolio	1,556,192	512,248	1,603,234	512,758
Third parties portfolio	5,799,551	4,931,095	5,364,505	4,805,965
Unrestricted portfolio	3,200,252	20,707	3,186,023	-

RESOURCES FROM SECURITIES ISSUED	1,617,818	4,025,220	1,904,761	3,825,208
Mortgage notes	617,976	697,381	633,538	711,510
Securities abroad	999,842	3,327,839	1,271,223	3,113,698

INTERBANK ACCOUNTS	567,673	814,244	595,579	842,349
Receipts and payments pending settlement	541,239	775,763	585,394	820,445
Correspondent banks	26,434	38,481	10,185	21,904

INTERDEPARTMENTAL ACCOUNTS	506,323	468,433	508,528	472,166
Third-party funds in transit	506,311	460,555	508,342	460,849
Internal transfers of funds	12	7,878	186	11,317

BORROWINGS	3,487,438	4,009,865	3,905,134	4,029,028
Borrowings in Brazil - governmental agencies	349	339	349	339
Borrowings in Brazil - other institutions	-	-	190,022	179,297
Foreign borrowings	3,487,089	4,009,526	3,714,763	3,849,392

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,401,633	1,491,058	1,773,749	1,701,950
BNDES (National Economic Development Bank)	651,442	719,507	675,128	719,507
FINAME (National Industrial Financing Authority)	729,271	758,107	1,077,701	968,999
Other	20,920	13,444	20,920	13,444

FOREIGN ONLENDINGS	72,921	61,787	79,113	61,787
Foreign onlendings	72,921	61,787	79,113	61,787

DERIVATIVE FINANCIAL INSTRUMENTS	217,748	93,489	188,422	80,795
Derivative financial instruments	217,748	93,489	188,422	80,795

OTHER LIABILITIES	2,982,850	2,849,519	7,816,846	6,086,460
Collection of taxes and social contributions	267,894	164,464	275,465	165,772
Foreign exchange portfolio	1,153,850	1,346,876	1,162,594	1,361,548
Social and statutory	259,178	212,876	426,196	349,336
Taxes and social security	135,051	230,413	423,229	462,366
Negotiation and intermediation of securities	33,580	575	273,619	412,996
Accounts payable for purchase of assets	41,598	38,836	42,309	39,328
Technical provisions for insurance and capitalization plans	-	-	1,288,368	1,033,732
Subordinated debt	11,837	9,125	12,365	8,990
Sundry	1,079,862	846,354	3,912,701	2,252,392

LONG-TERM LIABILITIES	17,723,015	17,723,985	23,316,404	21,083,250

DEPOSITS	8,004,755	10,009,627	8,126,023	9,062,909
Interbank deposits	45,012	375,441	49,523	8,635
Time deposits	7,959,743	9,634,186	8,076,500	9,054,274

RESOURCES FROM SECURITIES ISSUED	448,082	333,728	452,265	635,357
Mortgage notes	-	6,979	-	6,979
Securities abroad	448,082	326,749	452,265	628,378

BORROWINGS	542,743	433,370	462,323	435,099
Borrowings in Brazil - governmental agencies	781	960	781	960
Foreign borrowings	541,962	432,410	461,542	434,139

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,922,080	3,229,974	3,332,150	3,500,427
BNDES (National Economic Development Bank)	2,071,911	2,295,742	2,116,303	2,295,742
FINAME (National Industrial Financing Authority)	722,231	844,587	1,087,909	1,115,040
Other	127,938	89,645	127,938	89,645

FOREIGN ONLENDINGS	184,986	203,363	184,986	203,363
Foreign onlendings	184,986	203,363	184,986	203,363

DERIVATIVE FINANCIAL INSTRUMENTS	77,016	128,460	75,575	116,048
Derivative financial instruments	77,016	128,460	75,575	116,048

OTHER LIABILITIES	5,543,353	3,385,463	10,683,082	7,130,047
Foreign exchange portfolio	-	1,299	-	1,299
Taxes and social security	255,269	207,186	1,011,105	852,764
Accounts payable for purchase of assets	3,647	41,035	3,647	41,035
Technical provisions for retirement plan company	-	-	3,774,155	2,682,398
Subordinated debt	1,573,938	822,804	1,665,585	814,194
Sundry	3,710,499	2,313,139	4,228,590	2,738,357

DEFERRED INCOME	26,346	12,098	94,626	73,405
Deferred income	26,346	12,098	94,626	73,405

MINORITY INTEREST	-	-	767,342	754,091

STOCKHOLDERS' EQUITY	7,704,389	6,846,956	7,704,389	6,846,956
Capital:	5,000,000	3,690,602	5,000,000	3,690,602
- Local residents	3,482,339	2,615,684	3,482,339	2,615,684
- Foreign residents	1,517,661	1,074,918	1,517,661	1,074,918
Capital reserves	158,685	158,275	158,685	158,275
Revaluation reserve on subsidiaries	9,807	-	9,807	-
Revenue reserves	2,683,579	3,319,559	2,683,579	3,319,559
Unrealized gains and losses - marketable securities
and derivative financial instruments	(96,259)	(189,357)	(96,259)	(189,357)
Treasury stocks	(51,423)	(132,123)	(51,423)	(132,123)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	8,471,731	7,601,047

T O T A L	66,521,000	58,062,119	80,010,999	66,091,193

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(Amounts expressed in thousands of Reais, except per share data)
	UNIBANCO		UNIBANCO CONSOLIDATED

	2004	2003	2004	2003

REVENUE FROM FINANCIAL INTERMEDIATION	4,299,080	4,441,846	6,200,790	5,591,486
Lending operations	2,389,498	2,290,748	3,879,490	3,677,408
Leasing operations	-	-	54,290	40,341
Marketable securities	1,672,544	943,668	1,615,076	542,280
Financial results from insurance, pension plans and annuity products	-	-	413,600	403,039
Derivative financial instruments	(84,713)	891,074	(85,832)	600,270
Foreign exchange transactions	133,695	31,088	135,086	41,777
Compulsory deposits	188,056	285,268	189,080	286,371

EXPENSES ON FINANCIAL INTERMEDIATION	(3,119,562)	(2,541,965)	(3,958,825)	(2,747,124)
Deposits and securities sold	(2,343,808)	(2,045,425)	(2,496,388)	(1,557,258)
Interest and monetary correction on technical provision for insurance, pension plans and annuity products	-	-	(252,132)	(190,648)
Borrowings and onlendings	(533,093)	(197,606)	(580,866)	(302,550)
Provision for lending, leasing and other credits losses	(242,661)	(298,934)	(629,439)	(696,668)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,179,518	1,899,881	2,241,965	2,844,362

OTHER OPERATING INCOME (EXPENSES)	(574,724)	(1,038,466)	(1,370,555)	(1,820,882)
Services rendered	766,051	686,150	1,560,676	1,371,010
Insurance, annuity products and retirement plans premiums	-	-	1,735,514	1,571,944
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	(603,430)	(596,341)
Insurance claims	-	-	(470,134)	(394,040)
Private retirement plans benefits expenses	-	-	(255,563)	(261,996)
Selling, other insurance and private retirement
plans expenses	-	-	(130,470)	(98,132)
Credit card selling expenses	-	-	(156,994)	(109,228)
Salaries, benefits, training and social security	(689,008)	(589,471)	(943,128)	(821,504)
Other administrative expenses	(772,794)	(756,724)	(1,442,073)	(1,338,267)
Financial transaction and other taxes	(126,806)	(142,803)	(330,841)	(304,750)
Equity in the results of subsidiary and associated companies	468,701	451,981	4,979	4,862
Other operating income	180,704	192,268	254,854	261,788
Other operating expenses	(401,572)	(879,867)	(593,945)	(1,106,228)

OPERATING INCOME	604,794	861,415	871,410	1,023,480

NON-OPERATING INCOME (EXPENSE), NET	(13,520)	3,171	6,315	15,780

INCOME BEFORE TAXES AND PROFIT SHARING	591,274	864,586	877,725	1,039,260

INCOME TAX AND SOCIAL CONTRIBUTION	75,436	(305,933)	(97,384)	(371,144)
Provision for income tax	(301)	(66,815)	(130,350)	(151,742)
Provision for social contribution	(202)	(24,799)	(45,539)	(54,033)
Deferred tax asset	75,939	(214,319)	78,505	(165,369)

PROFIT SHARING	(85,949)	(67,841)	(125,732)	(101,479)
Management	(2,510)	(4,463)	(2,510)	(7,958)
Employees	(83,439)	(63,378)	(123,222)	(93,521)

NET INCOME BEFORE MINORITY INTEREST	580,761	490,812	654,609	566,637

MINORITY INTEREST	-	-	(73,848)	(75,825)

NET INCOME	580,761	490,812	580,761	490,812

Number of outstanding shares (Note 14a)	139,611,422,074	137,611,422,074
Net income per 1,000 shares: R$	4.22	3.56
Net equity per 1,000 shares: R$	55.18	49.76

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2004

Amounts expressed in thousands of Reais
				Revenue reserves				Unrealized gain and losses - marketable securities and derivative financial intruments

					statutory

	Capital	Capital reserve	Revaluation reserve	Legal	Special dividends reserve	Other statutory reserves	Retained earnings		Treasury stocks	Retained earnings	Total

At January 1, 2003	3,690,602	158,059	1,551	274,332	63,898	2,719,177	-	(259,700)	(88,949)	-	6,558,970
Prior year adjustments	-	-	-	-	-	-	-	-	-	(32,913)	(32,913)
Acquisitions of own stocks	-	-	-	-	-	-	-	-	(43,174)	-	(43,174)
.Other
Realization of revaluation reserve of fixed assets in subsidiary companies	-	-	(1,551)	-	-	-	-	-	-	-	(1,551)
Restatement of exchange membership certificates	-	216	-	-	-	-	-	-	-	-	216
Fair value adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	70,343	-	-	70,343
Net income for the period	-	-	-	-	-	-	-	-	-	490,812	490,812
Constitution of reserves	-	-	-	24,541	-	237,611	-	-	-	(262,152)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(195,747)	(195,747)
At June 30, 2003	3,690,602	158,275	-	298,873	63,898	2,956,788	-	(189,357)	(132,123)	-	6,846,956

At January 1, 2004	3,690,602	158,473	7,991	326,949	63,898	3,009,186	250,000	(219,080)	(132,123)	-	7,155,896
Prior year adjustments	-	-	-	-	-	-	-	-	-	2,192	2,192
Capital increase	1,309,398	-	-	-	-	(1,059,398)	(250,000)	-	-	-	-
Acquisitions of own stocks	-	-	-	-	-	-	-	-	80,700	-	80,700
Realization of revaluation reserve of fixed assets in subsidiary companies	-	-	1,816	-	-	-	-	-	-	-	1,816
Restatement of exchange membership certificates	-	212	-	-	-	-	-	-	-	-	212
Fair value adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	-	-	122,821	-	-	122,821
Net income for the period	-	-	-	-	-	-	-	-	-	580,761	580,761
Constitution of reserves	-	-	-	29,038	-	313,906	-	-	-	(342,944)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(240,009)	(240,009)
At June 30, 2004	5,000,000	158,685	9,807	355,987	63,898	2,263,694	-	(96,259)	(51,423)	-	7,704,389

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 14b)

	2004	2003

On common shares: R$	1.6562	1.3611
On preferred shares: R$	1.8218	1.4972

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED

	2004	2003	2004	2003

FINANCIAL RESOURCES PROVIDED BY:	8,362,552	13,207,276	12,061,597	12,956,555

NET INCOME	580,761	490,812	580,761	490,812

ADJUSTMENTS TO NET INCOME	(385,525)	(46,436)	253,744	187,964
Depreciation and amortization	106,761	95,919	191,770	168,676
Amortization of goodwill on acquisition of subsidiaries	57,034	42,146	62,834	39,758
Exchange losses (gains) on foreign investments	(76,595)	284,459	-	-
Allowance for losses on investments	-	-	1,160	-
Equity in the results of subsidiary and associated companies	(468,701)	(451,981)	(4,979)	(4,862)
Reversal of allowance for other assets losses	(4,024)	(16,979)	2,959	(15,608)

CHANGE IN DEFERRED INCOME	12,640	-	16,195	9,173

CHANGE IN MINORITY INTEREST	-	-	-	41,424

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	7,305,379	1,658,868	11,071,497	2,243,725
Deposits	1,961,600	-	3,971,748	-
Securities sold under repurchase agreements	3,280,359	-	2,969,774	-
Resources from securities issued	-	819,090	-	745,188
Interbank and interdepartmental accounts	652,098	839,778	710,003	824,970
Borrowings and onlendings	-	-	308,665	-
Derivative financial instruments	-	-	10,951	-
Other liabilities	1,411,322	-	3,100,356	673,567

DECREASE IN ASSETS	-	10,818,894	-	9,900,173
Interbank investments	-	6,886,546	-	7,174,271
Marketable securities and derivative financial instruments	-	2,593,905	-	2,123,147
Lending operations	-	631,377	-	382,661
Leasing operations	-	100	-	63,998
Other credits	-	693,527	-	127,813
Other assets	-	13,439	-	28,283

SALE OF ASSETS AND INVESTMENTS	303,430	30,663	138,750	75,551
Foreclosed assets	28,541	16,733	78,550	45,598
Investments	260,922	12,762	-	12,188
Fixed assets	13,967	1,168	60,200	17,765

DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED / PROPOSED FROM SUBSIDIARY AND ASSOCIATED COMPANIES	545,867	254,475	650	7,733

FINANCIAL RESOURCES USED FOR:	8,395,921	13,472,482	12,105,921	13,238,215

DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	240,009	195,747	240,009	195,747

ACQUISITION OF OWN STOCKS	-	43,174	-	43,174

CHANGE IN DEFERRED INCOME	-	1,717	-	-

CHANGE IN MINORITY INTEREST	-	-	65,601	-

INVESTMENTS IN:	637,269	126,793	561,622	137,912
Foreclosed assets	10,780	24,671	82,498	66,307
Goodwill on acquisition of subsidiaries	-	-	338,320	-
Investments	578,634	85,997	15,127	6,107
Fixed assets	47,855	16,125	125,677	65,498

DEFERRED CHARGES	49,176	45,876	140,254	64,087

INCREASE IN ASSETS	6,273,529	852,340	9,990,208	898,475
Interbank investments	3,524,299	-	3,128,226	-
Marketable securities and derivative financial instruments	1,416,308	-	3,317,306	-
Interbank and interdepartmental accounts	743,597	852,340	772,145	898,475
Lending operations	56,382	-	1,666,506	-
Leasing operations	-	-	61,917	-
Other credits	525,622	-	1,015,575	-
Other assets	7,321	-	28,533	-

DECREASE IN LIABILITIES	1,195,938	12,206,835	1,108,227	11,898,820
Deposits	-	1,758,867	-	2,010,083
Securities sold under repurchase agreements	-	8,259,857	-	8,487,343
Resources from securities issued	1,149,207	-	1,108,227	-
Borrowings and onlendings	34,108	1,303,406	-	1,132,041
Derivative financial instruments	12,623	476,228	-	269,353
Other liabilities	-	408,477	-	-

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(33,369)	(265,206)	(44,324)	(281,660)

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the period	848,223	873,583	1,083,301	1,078,488
At the end of the period	814,854	608,377	1,038,977	796,828

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(33,369)	(265,206)	(44,324)	(281,660)

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations activities of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

For purpose of making our statement of income for the six-month period ended June 30, 2003 directly comparable reclassifications were made in Unibanco Consolidated the net amount of R$220,945 to Insurance, Private Retirement Plans and Annuity Products and Revenue on Marketable Securities from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and it is adjusted to the changes in technical provision of unearned premium and to the deferred acquisition costs over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized in earnings as a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Financial Expenses”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances as of June 30, 2004 and 2003 can be summarized as follows:

	Unibanco		Unibanco Consolidated

Marketable Securities	2004	2003	2004	2003
Trading assets	3,601,982	1,766,267	9,177,201	5,582,225
Available for sale	2,960,220	5,102,423	3,237,286	5,050,736
Held to maturity	4,924,671	4,129,633	6,173,892	5,182,988
Subtotal	11,486,873	10,998,323	18,588,379	15,815,949
Derivative financial instruments	381,968	594,429	357,190	509,714
Total	11,868,841	11,592,752	18,945,569	16,325,663
Current	6,920,919	5,595,537	13,258,316	9,445,730
Long-term	4,947,922	5,997,215	5,687,253	6,879,933

(b) Trading assets

	Unibanco

	2004		2003

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	3,420,035	3,419,801	1,472,764	1,549,816
Financial treasury bills	48,672	48,222	1,807	1,811
Treasury bills	3,306,398	3,304,821	410,470	410,597
Central bank notes	-	-	676,197	712,055
Treasury notes	64,965	66,758	384,290	425,353

Brazilian sovereign bonds	50,740	50,683	199,327	195,652

Bank debt securities	-	-	20,599	20,799
Eurobonds	-	-	20,599	20,799

Open mutual funds (1)	94,914	94,914	-	-

Debentures	9,846	9,866	-	-

Other	28,780	26,718	-	-

Total	3,604,315	3,601,982	1,692,690	1,766,267

	Unibanco Consolidated

	2004		2003

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	5,712,645	5,711,278	3,075,326	3,164,771
Financial treasury bills	1,186,674	1,186,309	806,998	807,832
Treasury bills	4,138,238	4,135,560	924,062	924,275
Central bank notes	2,828	2,828	680,579	716,458
Treasury notes	384,786	386,581	663,687	716,206
Other	119	-	-	-

Brazilian sovereign bonds	156,048	155,991	220,807	217,132

Bank debt securities	312,710	312,710	135,143	135,343
Eurobonds	35,347	35,347	76,944	77,144
Time deposits	277,363	277,363	58,199	58,199

Open mutual funds (1)	2,272,965	2,271,711	1,872,662	1,872,662

Debentures	77,401	146,188	-	-

Other	584,115	579,323	174,627	192,317

Total	9,115,884	9,177,201	5,478,565	5,582,225

(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

	2004			2003

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	6,947	(1,624)	5,323	732,426	(20,604)	711,822
Central bank notes	-	-	-	560,418	1,686	562,104
Treasury notes	-	-	-	93,364	(60)	93,304
Other	6,947	(1,624)	5,323	78,644	(22,230)	56,414

Brazilian sovereign bonds	-	-	-	175,394	(47,607)	127,787

Corporate debt securities	1,948,534	(86,082)	1,862,452	2,205,588	(68,885)	2,136,703
Debentures	1,912,792	(80,429)	1,832,363	2,019,592	(52,106)	1,967,486
Eurobonds	18,251	-	18,251	111,781	(10,911)	100,870
Other	17,491	(5,653)	11,838	74,215	(5,868)	68,347

Bank debt securities	1,036,077	3,912	1,039,989	1,964,994	(8,110)	1,956,884
Eurobonds	808,274	-	808,274	1,859,746	(8,110)	1,851,636
Mortgage notes	115,980	3,912	119,892	105,026	-	105,026
Time deposits	111,759	-	111,759	-	-	-
Other	64	-	64	222	-	222

Marketable equity securities	44,268	(3,718)	40,550	190,204	(27,037)	163,167

Open mutual funds	11,906	-	11,906	6,060	-	6,060

Total	3,047,732	(87,512)	2,960,220	5,274,666	(172,243)	5,102,423

	Unibanco Consolidated

	2004			2003

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	341,960	(280)	341,680	1,708,686	(16,054)	1,692,632
Financial treasury bills	292,486	711	293,197	659,128	4,446	663,574
Treasury bills	1,153	(10)	1,143	-	-	-
Central bank notes	39,542	643	40,185	597,594	3,048	600,642
Treasury notes	-	-	-	365,906	(59)	365,847
Other	8,779	(1,624)	7,155	86,058	(23,489)	62,569

Brazilian sovereign bonds	-	-	-	176,416	(47,650)	128,766

Foreign government	65,402	307	65,709	-	-	-

Corporate debt securities	2,199,301	(101,894)	2,097,407	2,556,459	(76,179)	2,480,280
Debentures	2,118,946	(91,747)	2,027,199	2,274,839	(56,501)	2,218,338
Eurobonds	30,341	(126)	30,215	175,627	(10,898)	164,729
Other	50,014	(10,021)	39,993	105,993	(8,780)	97,213

Bank debt securities	287,379	5,455	292,834	385,574	(6,591)	378,983
Eurobonds	28,105	1,543	29,648	260,979	(6,591)	254,388
Debentures	1,661	-	1,661	1,400	-	1,400
Mortgage notes	115,980	3,912	119,892	105,026	-	105,026
Time deposits	141,633	-	141,633	18,165	-	18,165
Other	-	-	-	4	-	4

Marketable equity securities	114,124	(15,767)	98,357	199,508	(31,056)	168,452

Open mutual funds (1)	341,299	-	341,299	201,623	-	201,623

Total	3,349,465	(112,179)	3,237,286	5,228,266	(177,530)	5,050,736

(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco

	2004		2003

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	482,321	464,034	981,121	976,899
Between 3 months and 1 year	485,550	486,156	1,029,543	1,006,007
Between 1 and 3 years	1,215,263	1,209,160	1,540,835	1,510,619
Between 3 and 5 years	403,842	414,172	1,034,235	985,360
Between 5 and 15 years	200,093	203,733	480,587	454,274
No stated maturity (1)	260,663	182,965	208,345	169,264
Total	3,047,732	2,960,220	5,274,666	5,102,423

	Unibanco Consolidated

	2004		2003

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	262,521	244,000	694,976	695,690
Between 3 months and 1 year	475,792	476,593	698,402	676,808
Between 1 and 3 years	1,167,550	1,159,113	1,171,056	1,138,753
Between 3 and 5 years	478,006	488,291	1,391,931	1,338,600
Between 5 and 15 years	299,888	293,960	718,134	690,850
More than 15 years	-	-	137,873	137,873
No stated maturity (1)	665,708	575,329	415,894	372,162
Total	3,349,465	3,237,286	5,228,266	5,050,736

(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003

Issuer/Type of investment	Amortized cost
Federal government	2,354,937	3,253,478	3,604,158	4,304,921
Financial treasury bills	-	-	148,732	-
Treasury bills	-	-	268	-
Central bank notes	419,943	788,541	900,634	1,600,388
Treasury notes	1,934,994	2,464,937	2,542,657	2,687,436
Other	-	-	11,867	17,097

Brazilian sovereign bonds	2,152,253	473,765	2,152,253	473,765

Corporate debt securities	304,220	357,845	304,220	359,757
Eurobonds	304,220	357,845	304,220	359,757

Bank debt securities	113,261	44,545	113,261	44,545
Eurobonds	113,261	44,545	113,261	44,545

Total	4,924,671	4,129,633	6,173,892	5,182,988

The fair value of these securities was R$4,968,841 (2003 – R$4,217,450) in Unibanco and R$6,277,173 (2003 – R$5,292,720) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$44,170 (2003 – R$87,817) in Unibanco and R$103,281 (2003 – R$109,732) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003

Maturity	Amortized cost
Less than 3 months	250,241	245,952	683,824	585,258
Between 3 months and 1 year	1,609,024	1,087,954	1,799,729	1,235,088
Between 1 and 3 years	1,229,630	1,824,366	1,447,887	2,391,281
Between 3 and 5 years	513,123	804,455	513,123	804,455
Between 5 and 15 years	1,110,774	166,906	1,110,774	166,906
More than 15 years	211,879	-	618,555	-
Total	4,924,671	4,129,633	6,173,892	5,182,988

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
By type
Discounted loans and notes	10,360,583	10,083,903	11,055,662	10,285,552
Financing	7,448,977	7,149,691	9,807,671	8,579,016
Agricultural	847,900	764,768	847,900	764,768
Real estate loans	928,710	755,030	928,710	755,030
Credit card	-	-	3,918,676	2,596,225
Total lending operations	19,586,170	18,753,392	26,558,619	22,980,591

Leasing operations	-	-	534,279	459,076
Advances on exchange contracts (1)	1,812,012	1,807,976	1,960,324	1,807,976
Total leasing operations and advances on exchange contracts	1,812,012	1,807,976	2,494,603	2,267,052

Guarantees honored	1,197	2,333	1,734	2,333
Other receivables (2)	256,972	311,139	692,300	656,874
Total other credits	258,169	313,472	694,034	659,207

Co-obligation on credit card customer financing (3)	-	-	298,105	287,836

Total risk	21,656,351	20,874,840	30,045,361	26,194,686

By maturity
Past-due for more than 15 days (Note 5 (d))	488,361	532,006	1,551,205	1,397,118
Falling due:
Less than 3 months (4)	7,741,361	7,886,026	12,483,768	10,930,738
Between 3 months and 1 year	6,228,433	5,816,271	7,683,028	6,555,166
Between 1 and 3 years	4,811,500	4,253,036	5,664,374	4,825,440
More than 3 years	2,386,696	2,387,501	2,662,986	2,486,224
Total risk	21,656,351	20,874,840	30,045,361	26,194,686

(1)	Recorded in “Other liabilities” and “Foreign exchange portfolio”.
(2)	Other receivables consist primarily of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	2004		2003

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,345,715	6.2	1,082,426	5.2
Paper, pulp and wood products	1,222,678	5.6	1,095,208	5.2
Food, beverages and tobacco	1,191,443	5.5	1,062,646	5.1
Chemical and pharmaceutical	1,180,433	5.5	1,086,166	5.2
Basic metal industries	631,211	2.9	1,172,580	5.6
Production of machines and equipment	598,847	2.8	556,319	2.7
Automotive industry	542,578	2.5	654,026	3.1
Petroleum	467,186	2.2	477,142	2.3
Extractive	352,087	1.6	419,356	2.0
Textiles, clothing and leather goods	273,660	1.3	274,448	1.3
Electronic and communications equipment	252,382	1.2	250,671	1.2
Electric and electronic	219,669	1.0	126,820	0.6
Production of metal goods	140,598	0.6	196,115	0.9
Rubber and plastic	127,613	0.6	115,344	0.6
Other manufacturing industries	11,974	-	17,970	0.1
Subtotal	8,558,074	39.5	8,587,237	41.1
Retailers
Retail	1,603,070	7.4	1,169,432	5.6
Wholesale	1,132,744	5.2	1,058,639	5.1
Subtotal	2,735,814	12.6	2,228,071	10.7
Financial service
Financial companies	426,679	2.0	811,406	3.9
Insurance companies and private pension funds	4,405	-	14,919	0.1
Subtotal	431,084	2.0	826,325	4.0
Residential construction loans	292,425	1.3	203,450	1.0
Other services
Post office and telecommunications	1,148,411	5.3	1,189,179	5.7
Transportation	704,240	3.2	587,057	2.8
Construction	406,990	1.9	223,520	1.1
Agricultural	341,396	1.6	-	-
Real estate services	281,477	1.3	378,615	1.8
Association activities	129,831	0.6	74,258	0.4
Cultural and sports leisure activities	129,517	0.6	160,258	0.8
Health and social services	105,587	0.5	88,895	0.4
Education	97,579	0.5	75,506	0.4
Lodging and catering services	53,913	0.2	72,162	0.3
Other services	817,409	3.8	1,311,847	6.2
Subtotal	4,216,350	19.5	4,161,297	19.9
Agriculture, livestock, forestry and fishing	775,509	3.6	693,321	3.3
Individual
Consumer loans	3,869,017	17.9	3,470,794	16.6
Residential mortgage loans	705,687	3.3	632,898	3.0
Other financings	72,391	0.3	71,447	0.4
Subtotal	4,647,095	21.5	4,175,139	20.0
Total	21,656,351	100.0	20,874,840	100.0

	Unibanco Consolidated

	2004		2003

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,421,509	4.7	1,100,429	4.2
Paper, pulp and wood products	1,314,219	4.4	1,137,819	4.4
Food, beverages and tobacco	1,280,917	4.3	1,105,217	4.1
Chemical and pharmaceutical	1,254,750	4.2	1,113,975	4.3
Basic metal industries	712,684	2.4	1,193,673	4.6
Production of machines and equipment	638,588	2.1	574,762	2.2
Automotive industry	574,069	1.9	666,219	2.5
Petroleum	478,387	1.6	485,909	1.8
Extractive	377,732	1.3	445,025	1.7
Textiles, clothing and leather goods	347,423	1.1	283,380	1.1
Electronic and communications equipment	261,605	0.9	258,214	1.0
Electric and electronic	246,206	0.8	130,028	0.5
Production of metal goods	155,257	0.5	203,429	0.8
Rubber and plastic	144,727	0.5	126,475	0.5
Other manufacturing industries	27,835	-	19,194	0.1
Subtotal	9,235,908	30.7	8,843,748	33.8
Retailers
Retail	1,764,695	5.9	1,285,814	4.9
Wholesale	1,293,170	4.3	1,143,605	4.4
Subtotal	3,057,865	10.2	2,429,419	9.3
Financial service
Financial companies	228,360	0.7	208,698	0.8
Insurance companies and private pension funds	7,372	0.1	15,299	-
Subtotal	235,732	0.8	223,997	0.8
Residential construction loans	292,425	1.0	203,450	0.8
Other services
Transportation	1,397,800	4.6	1,079,552	4.1
Post office and telecommunications	1,174,293	3.9	1,211,190	4.6
Construction	446,631	1.5	257,717	1.0
Agricultural	375,204	1.2	-	-
Real estate services	323,962	1.1	415,026	1.6
Association activities	147,273	0.5	96,439	0.4
Cultural and sports leisure activities	138,050	0.5	164,989	0.6
Health and social services	118,852	0.4	97,684	0.4
Education	112,617	0.4	87,212	0.3
Lodging and catering services	62,346	0.2	79,631	0.3
Other services	1,181,938	3.9	1,413,523	5.4
Subtotal	5,478,966	18.2	4,902,963	18.7
Agriculture, livestock, forestry and fishing	775,509	2.6	693,321	2.7
Individual
Consumer loans	5,934,858	19.8	5,260,087	20.1
Credit card	4,216,781	14.0	2,884,061	11.0
Residential mortgage loans	705,687	2.4	632,899	2.4
Lease financing	39,239	0.1	49,294	0.2
Other financings	72,391	0.2	71,447	0.2
Subtotal	10,968,956	36.5	8,897,788	33.9
Total	30,045,361	100.0	26,194,686	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco				Unibanco Consolidated

	2004		2003		2004		2003

Largest clients	Value	% of the total	Value	% of the total	Value	% of the total	Value	% of the total
10 largest clients	2,751,890	12.7	2,831,245	13.6	2,702,640	9.0	2,381,230	9.1
50 following clients	4,916,862	22.7	5,166,052	24.7	4,957,616	16.5	5,114,608	19.5
100 following clients	3,327,270	15.4	3,594,252	17.2	3,408,022	11.3	3,590,386	13.7
Other clients	10,660,329	49.2	9,283,291	44.5	18,977,083	63.2	15,108,462	57.7
Total	21,656,351	100.0	20,874,840	100.0	30,045,361	100.0	26,194,686	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

	Unibanco

	2004

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,577,318	-	-	10,577,318	48.8	10,043	-
A	0.5	6,258,257	-	-	6,258,257	28.9	33,118	0.5
B	1.0	1,787,287	129,477	20,100	1,936,864	8.9	24,226	1.3
C	3.0	1,305,141	122,239	31,838	1,459,218	6.7	60,808	4.2
D	10.0	435,474	106,803	108,220	650,497	3.1	170,115	26.2
E	30.0	27,970	62,956	55,885	146,811	0.7	48,865	33.3
F	50.0	30,129	58,864	32,710	121,703	0.6	65,011	53.4
G	70.0	19,070	41,445	28,280	88,795	0.4	63,591	71.6
H	100.0	91,124	114,436	211,328	416,888	1.9	416,888	100.0
Total		20,531,770	636,220	488,361	21,656,351	100.0	892,665
% of total risk							4.1%

	Unibanco

	2003

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,653,394	-	-	8,653,394	41.5	10	-
A	0.5	5,422,094	-	-	5,422,094	26.0	28,819	0.5
B	1.0	2,147,712	73,795	29,541	2,251,048	10.8	22,510	1.0
C	3.0	2,421,204	189,410	90,948	2,701,562	12.9	82,705	3.1
D	10.0	508,788	273,948	55,846	838,582	4.0	187,398	22.4
E	30.0	97,252	64,984	26,982	189,218	0.9	59,474	31.4
F	50.0	119,166	84,571	78,323	282,060	1.4	143,480	50.9
G	70.0	27,655	37,688	27,805	93,148	0.4	66,734	71.6
H	100.0	136,413	84,760	222,561	443,734	2.1	443,734	100.0
Total		19,533,678	809,156	532,006	20,874,840	100.0	1,034,864
% of total risk							5.0%

	Unibanco Consolidated

	2004

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,766,724	-	-	11,766,724	39.2	14,105	-
A	0.5	11,336,830	-	-	11,336,830	37.7	86,972	0.8
B	1.0	1,956,338	181,360	286,966	2,424,664	8.1	44,721	1.8
C	3.0	1,736,037	161,527	174,038	2,071,602	7.0	122,377	5.9
D	10.0	474,168	126,851	283,289	884,308	2.9	211,408	23.9
E	30.0	246,991	70,734	154,058	471,783	1.6	151,584	32.1
F	50.0	50,305	64,496	138,144	252,945	0.8	133,144	52.6
G	70.0	30,807	45,057	116,165	192,029	0.6	136,388	71.0
H	100.0	118,588	127,343	398,545	644,476	2.1	644,476	100.0
Total		27,716,788	777,368	1,551,205	30,045,361	100.0	1,545,175
% of total risk							5.1%

	Unibanco Consolidated

	2003

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,035,398	-	-	9,035,398	34.5	10	-
A	0.5	8,873,333	-	-	8,873,333	33.9	72,624	0.8
B	1.0	2,227,955	127,798	253,182	2,608,935	10.0	35,056	1.3
C	3.0	2,718,157	241,402	235,775	3,195,334	12.2	120,651	3.8
D	10.0	537,312	291,955	161,940	991,207	3.8	216,201	21.8
E	30.0	109,584	74,123	118,321	302,028	1.1	99,581	33.0
F	50.0	131,162	90,947	179,892	402,001	1.5	205,709	51.2
G	70.0	38,330	42,106	111,965	192,401	0.7	137,102	71.3
H	100.0	165,143	92,863	336,043	594,049	2.3	594,049	100.0
Total		23,836,374	961,194	1,397,118	26,194,686	100.0	1,480,983
% of total risk							5.7%
____________________
(1)	Include past-due for more than 15 days.

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$541,345 (2003 – R$650,029) in Unibanco and R$726,365 (2003 – R$794,131) in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Balance at the beginning of the period	987,750	1,161,153	1,548,643	1,590,593
Provision for loan losses	242,661	298,934	629,439	696,668
Balance of acquired company	-	-	148,270	-
Loan charge-offs	(337,746)	(425,223)	(781,177)	(806,278)
Balance at the end of the period	892,665	1,034,864	1,545,175	1,480,983

Loan recoveries (1)	65,439	93,018	135,895	180,119
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Assets - Other credits
Unsettled exchange purchases	2,409,005	2,299,662	2,567,504	2,306,840
Rights on foreign exchange sold	653,298	684,088	659,250	691,548
(-) Received advances	(101,163)	(95,277)	(101,448)	(102,737)
Income receivable from advances on exchange contracts	22,502	47,260	25,587	47,260
Other	-	3,778	-	3,778
Total	2,983,642	2,939,511	3,150,893	2,946,689

Liabilities - Other liabilities
Unsettled exchange sales	663,550	649,907	669,521	657,354
Obligations for foreign exchange purchased	2,320,331	2,501,301	2,471,411	2,508,526
(-) Advances on exchange contracts	(1,812,012)	(1,807,976)	(1,960,324)	(1,807,976)
Other	(18,019)	4,943	(18,014)	4,943
Total	1,153,850	1,348,175	1,162,594	1,362,847

Off-balance sheet
Import credits outstanding	127,448	68,649	142,916	83,815
Confirmed export credits	15,398	3,705	16,375	5,993

(b) Statement of income

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Income from foreign exchange transactions	1,162,606	2,676,107	1,582,757	2,687,386
Expenses from foreign exchange transactions	(1,028,911)	(2,645,019)	(1,447,671)	(2,645,609)
Net gain on foreign exchange transactions	133,695	31,088	135,086	41,777

Adjustments:
Income from foreign currency financing (1)	85,179	101,750	99,602	101,750
Income from foreign investments (2)	13,182	2,945	13,232	2,945
Expenses from obligations with foreign bankers (3)	(184,767)	(51,413)	(210,306)	(51,414)
Total adjustments	(86,406)	53,282	(97,472)	53,281
Adjusted net gain on foreign exchange transactions	47,289	84,370	37,614	95,058
____________________
Registered as follows:
(1)	“Lending operations”
(2)	“Revenue from marketable securities”
(3)	“Borrowings and onlendings”

7. Other Credits

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Sundry
Deferred tax (Note 17 (a))	1,362,417	1,361,577	2,801,242	2,546,578
Escrow deposits for civil and labor suits	998,504	757,150	1,934,233	1,427,879
Insurance premiums receivable	-	-	642,639	491,575
Prepaid taxes	201,146	81,538	527,269	434,174
Government retirement benefit advances	240,247	36,334	240,247	36,334
Notes and credits receivable	176,779	214,153	220,584	223,461
Receivables from purchase of assets	57,691	67,993	158,529	71,980
Receivables from credit card operations	-	-	122,046	109,249
Salary advances and other	40,376	39,289	39,388	60,186
Accounts receivable from subsidiaries	15,953	-	-	-
Other	575,746	486,218	1,328,599	1,105,475
Total	3,668,859	3,044,252	8,014,776	6,506,891
Short-term	946,082	853,121	3,059,681	2,547,851
Long-term	2,722,777	2,191,131	4,955,095	3,959,040

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2004		2003

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,835,082	8,810,018	3,123,885	8,971,797
Long-term assets	1,670,173	5,190,062	1,719,722	4,939,042
Permanent assets	73	228	154	442
Total assets	4,505,328	14,000,308	4,843,761	13,911,281

Current liabilities	2,631,307	8,176,786	3,320,189	9,535,582
Long-term liabilities	1,620,278	5,035,014	1,039,854	2,986,460
Deferred income	810	2,517	397	1,141
Branch equity	252,933	785,991	483,321	1,388,098
Total liabilities	4,505,328	14,000,308	4,843,761	13,911,281

Net income for the period	74,198	230,571	142,401	408,976

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$124,885 (2003 - exchange losses in the amount of R$620,392) in Unibanco and R$105,151 (2003 – exchange losses in the amount of R$641,938) in Unibanco Consolidated were recognized as “Other operating income”, in respect of the gains, and as “Other operating expense”, in respect of the losses. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

			Percentage holding (%)		Adjusted stockholders equity	Adjusted net income (loss)	Equity in results adjustments		Investments value
	Number of shares or quotas (in thousands)
			Unibanco	Unibanco Consolidated
	Common	Preferred					2004	2003	2004	2003
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,294,027	137,760	68,637	68,408	643,224	657,369
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	1,011,302	9,280	8,000	54,451	1,011,302	1,266,427
Unicard Banco Múltiplo S.A. (1)	117,629,258	101,832,650	100.000	100.000	950,091	44,350	55,201	53,358	803,964	658,420
Banco Fininvest S.A.	4	1	99.920	99.920	480,656	91,156	90,593	49,594	480,269	305,561
Unibanco Companhia de Capitalização (7)	4,194	-	99.992	99.992	356,517	44,940	21,737	-	356,487	-
Unibanco Empreendimentos e Participações Ltda. (7)	201,112	-	47.797	100.000	222,645	12,726	5,048	-	106,418	-
Banco Dibens S.A.	4,518,078	-	51.001	51.001	199,126	3,838	5,286	6,896	101,556	92,809
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	147,882	33,078	33,078	10,959	147,881	137,284
Estrel Participações S.A. (3) and (7)	44,546	89,093	100.000	100.000	144,674	8,803	8,345	-	144,674	-
Banco BNL do Brasil S.A. (4)	2,769,089	2,769,390	99,965	99,965	140,177	47,086	47,070	-	140,114	-
Unibanco Empreendimentos Ltda. (7)	150,489	-	16.126	100.000	122,948	1,138	55	-	19,826	-
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.000	84,326	1,813	3,317	4,681	84,326	74,822
Interbanco S.A.	19,000	-	99.996	99.999	75,943	9,082	10,251	6,384	75,940	55,781
BWU Representação e Participações Ltda. (7)	13,785	35,841	60.000	60.000	67,357	3,158	1,113	-	40,414	-
Banco1.net S.A.	34,078	-	65.934	65.934	50,270	(179)	(781)	(2,051)	33,538	33,425
Unibanco Asset Management – Banco de Investimento S.A. (5)	1,468	1,468	99.999	99.999	23,527	10,656	10,680	5,979	23,527	24,094
Unibanco Serviços de Investimento Ltda. (5)	100	-	99.999	100.000	8,256	15,153	10,273	-	8,256	-
Companhia Hipotecária Unibanco – Rodobens (6)	3,250	-	50.000	50.000	4,177	48	35	741	2,088	1,885
Unibanco Representação e Participações Ltda. (7)	-	-	-	-	-	-	19,167	117,465	-	379,882
Other							7,760	-	232,665	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,938	-	33.333	33.333	282,525	131,520	43,840	45,443	94,175	139,306
Serasa S.A.	364	349	19.045	19.120	147,684	33,528	2,008	-	28,127	-
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	131,240	9,075	511	-	25,002	-
Redecard S.A. (8)	200	400	31.943	31.943	49,120	60,109	15,597	-	15,690	-
Cibrasec – Companhia Brasileira De Securitização	8	-	12.499	12.499	54,155	4,357	545	675	6,769	6,653
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	32,143	3,867	348	-	8,036	-
Banco Investcred Unibanco S.A. (3)	-	-	-	-	-	-	3,248	6,899	-	65,450
Other							(2,261)	(2,798)	12,389	-
Total							468,701	451,981	4,646,657	3,899,168

Investments of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	83,149	4,402	2,201	4,752	41,573	43,804
Other							2,778	110	7,648	13,186
Total							4,979	4,862	49,221	56,990

Main direct and indirect subsidiary companies invested by:			Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)
	Number of shares or quotas (in thousands)
			Unibanco Consolidated
	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	407,395	13,476
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	205,201	8,956
Unibanco Securities Ltd.	17,770	-	100.000	53,909	(10,968)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,354	20,092
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Previdência S.A.	465	-	99.999	167,815	26,995
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	41,652	3,890
Phenix Participações Ltda.	93,992	-	99.999	46,828	15,633
Banco Fininvest S.A.
Creditec – Crédito, Financiamento e Investimento S.A. (2)	28,700	-	100.000	14,604	4,500
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (10)	7	-	100.000	222,644	20,000
Estrel Participações S.A.
Banco Investcred Unibanco S.A. (3)	95	-	49.997	171,405	23,180
Bib Cash Management Ltda.
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (9)	17,333	-	33.333	169,986	12,438
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2)

In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$47 million.

(3)

The Extraordinary Shareholders’ meeting held on February 26, 2004, approved the capital increase in Estrel Participações S.A. in the amount of R$135,838 subscribed by Unibanco and paid through the assignment and transference of 95,284 common share of Banco Investcred Unibanco S.A. for its book value.

(4)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. and its subsidiaries companies from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units. Thus, after the approval from the Brazilian Central Bank of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco's capital.

The BNL do Brasil had a credit portfolio of R$698.5 million, in addition a credit card and a consumer credit portfolio that included 107 thousand clients and 96 thousand cards issued.

The transaction also included the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities to Italian companies in Brazil.

(5)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(6)

On March 8, 2004, through the Private Instrument of Change in the articles of association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Such changes are subject to the approval of the Brazilian Central Bank.

(7)

The Extraordinary shareholder’s meeting held on April 30, 2004 approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(8)

In February 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9)

On April 30, 2004, Unibanco increased the capital of its subsidiary Bib Cash Management Ltda., transferring 17.333.333 common shares of Orbitall Serviços e Processamento Ltda. at their its book value of R$57,829 at March 31, 2004.

(10)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., for the amount of R$628 million resulting in a goodwill of R$296,331 to be amortized in accordance with the expected period of benefit.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

	2004	2003	2004	2003
Bandeirantes	809,674	900,831	31,159	24,258
Fininvest	335,825	358,230	13,076	9,330
Hipercard	288,415	-	7,916	-
Other	199,598	152,476	10,683	6,170
Total	1,633,512	1,411,537	62,834	39,758

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 14.87% (2003 – 17.86%) per annum, and are payable up to June 28, 2005.

(b) Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	2004	2003	2004	2003
Less than 3 months	US$	55,326	930,793	54,929	795,180
	EUR	79,379	252,733	79,379	252,727
		134,705	1,183,526	134,308	1,047,907

From 3 to 12 months	US$	716,404	1,366,185	988,182	1,289,748
	EUR	121,334	582,251	121,334	580,166
		837,738	1,948,436	1,109,516	1,869,914

From 1 to 3 years	US$	309,383	231,474	304,377	524,610
	EUR	8,912	12,153	8,912	12,153
		318,295	243,627	313,289	536,763

From 3 to 5 years	US$	23,436	20,177	32,625	28,670

From 5 to 15 years	US$	91,731	39,271	91,731	39,271

Total		1,405,905	3,435,037	1,681,469	3,522,525

The average interest rate as of June 30, 2004 was 3.33% (2003 – 5.20%) per annum in Unibanco and 4.69% (2003 – 5.70%) per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs issued by the Grand Cayman branch amounted to R$159,020 at June 30, 2003 and matured up to August 13, 2003, with interest rates between 1.94% and 2.00% per annum.

(d) The other issues totaled R$42,019 (2003 – R$60,531) in Unibanco and in Unibanco Consolidated with maturities up to May 27, 2009 and an average interest rate of 9.80% (2003 – 11.20%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.53% (2003 – 4.25%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the period were as follows:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Balance at the beginning of the period	867,445	650,921	1,812,161	1,546,176
Balance of acquired/incorporated companies	16,450	-	90,843	-
Provision charged	217,348	163,599	334,917	312,050
Payments	(79,087)	(49,728)	(135,327)	(84,820)
Reversal of provisions	-	(17,782)	-	(17,782)
Balance at the end of the period	1,022,156	747,010	2,102,594	1,755,624

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$200,565 (2003 – R$207,186) in Unibanco and R$799,313 (2003 – R$841,361) in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

Some subsidiary companies involved in tax suits related to the Social Contribution applicable to their income, as they do not have or did not have, for a period, any employees. They are based on legal actions and on the favorable opinion of legal counsels.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$533,156 (2003 – R$391,289) in Unibanco and R$803,622 (2003 – R$592,228) in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$288,435 (2003 – R$148,535) in Unibanco and R$499,659 (2003 – R$322,035) in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of external legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

				Unibanco		Unibanco Consolidated

	Issue	Maturity	Remuneration per annum	2004	2003	2004	2003
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	625,713	583,525	618,845	574,780
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	620,403	-	625,713	-
Step-up subordinated callable notes (3)	April 2001	April 2006	2.45%	-	-	93,733	-
Subordinated time deposits (4)	December 2002	December 2012	102% of CDI (5)	339,659	248,404	339,659	248,404
Total				1,585,775	831,929	1,677,950	823,184
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to its final maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	Subordinated time deposits can be redeemed from December 2007.
(5)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Sale of rights of receipt of future flow of
payment orders abroad (1)	3,191,465	1,772,024	3,191,465	1,772,024
Payable to merchants - credit card	-	-	2,352,349	1,335,244
Provision for labor and civil litigation	821,591	539,824	1,303,281	914,263
Provisions for payroll and administrative expenses	163,423	146,190	426,279	208,929
Payable related to insurance companies	-	-	385,454	213,317
Payable for official agreement	243,036	85,164	243,036	85,164
Amounts payable to associated company	6,208	4,376	-	-
Debt assumption contracts	111,570	391,346	-	-
Other	253,068	220,569	239,427	461,808
Total	4,790,361	3,159,493	8,141,291	4,990,749
Short-term	1,079,862	846,354	3,912,701	2,252,392
Long-term	3,710,499	2,313,139	4,228,590	2,738,357
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and Y$25,000,000 thousand, bearing three-month Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt to a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the six-month period ended June 30, 2004, the company sponsor contributions totaled R$1,399 (2003 - R$1,297) in Unibanco and R$3,369 (2003 – R$3,005) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On June 30, 2004, the stock options granted and not exercised were 1,094,812,000 units. The stock options have an exercise period between January 21, 2005 and April 13, 2010 and an average price of R$95.42 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2004			2003

	Outstanding shares	Treasury stocks	Total	Total
Common	75,565,816,851	-	75,565,816,851	75,568,744,349
Preferred	64,045,605,223	1,274,411,244	65,320,016,467	65,317,088,969
Total	139,611,422,074	1,274,411,244	140,885,833,318	140,885,833,318

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

Unibanco and Unibanco Holdings have begun the initial procedures to be effective the reverse stock split of their common and preferred shares, including Units. Thus, as from August 30, 2004, the reverse stock split will be done in the ratio of 100 shares to 1 share. In the same date, the Global Depositary Receipts ("GDRs") traded in the international market will represent 5 Units instead of the current 500 Units, without change in the number of GDRs issued or in its per share value.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the period after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDS had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized for a period of three months the acquisition at market prices of up to 256,178,254 common shares, 3,033,185,661 preferred shares Unibanco and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation without capital reduction.

228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDSs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and is subject to the approval of the Brazilian Central Bank.

(e) Statutory reserves

The balance as of June 30 is summarized as follows:

	2004	2003
i) Foreign exchange risk reserve – calculated based on 2% of the net income
for the year after the legal deductions up to a limit of 20% of capital stock	86,239	68,526

ii) Operating margin reserve – calculated based on 90% of the net income for
the year after the legal deductions up to a limit of 80% of capital stock	2,177,455	2,888,262

Total	2,263,694	2,956,788

(f) Retained earnings reserve

This reserve represents the appropriation based on the capital budget determined by the management for the purposes of investment plans or acquisitions in the financial sector.

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2004, 43 million preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 103.97% in the first six-month of 2004 compared to the same period of 2003, and the corresponding Unit value increase by 31.80%.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Foreign branches’ and subsidiary companies’ exchange gains	124,885	-	105,751	-
Dividends received from other investments	12,455	2,294	60,456	26,177
Monetary correction of income receivable	19,402	42,113	34,994	44,003
Monetary correction of restricted escrow deposits	6,629	29,526	13,379	57,522
Monetary correction of prepaid taxes	3,303	15,811	3,303	15,811
Other	14,030	102,524	37,571	118,275
Total	180,704	192,268	254,854	261,788

(b) Other operating expenses

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Provision for employees and civil litigations	150,743	113,379	217,893	155,214
Insurance expenses	-	-	66,392	80,826
Amortization of goodwill on acquired companies	57,034	42,146	62,834	39,758
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	60,394	21,111	60,394	21,111
Expense related to checks and billings, net	43,009	36,764	50,267	36,801
Exchange rate variation on other liabilities	8,880	-	8,880	-
Exchange rate losses on branches and subsidiaries abroad	-	620,392	-	641,938
Other	81,512	46,075	127,285	130,580
Total	401,572	879,867	593,945	1,106,228

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco

	December 31, 2003	Constitution	Realization	Balance of acquired companies	June 30, 2004
Allowance for credit losses	388,980	176,749	215,943	-	349,786
Other provisions not currently deductible	300,335	142,102	62,211	8,809	389,035
Tax loss and negative basis of social contribution carry-forwards	256,993	35,242	-	-	292,235
Social contribution carry-forwards (Provisional Measure 2158-35)	284,625	-	59	-	284,566
Subtotal	1,230,933	354,093	278,213	8,809	1,315,622
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,986	-	32,191	-	46,795
Net deferred tax assets	1,309,919	354,093	310,404	8,809	1,362,417
Total assets	1,309,919				1,362,417

	Unibanco

	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for credit losses	628,821	187,186	319,180	496,827
Other provisions not currently deductible	318,888	134,726	165,228	288,386
Tax loss and negative basis of social contribution carry-forwards	255,320	-	51,823	203,497
Social contribution carry-forwards (MP 2.158-35)	286,683	-	7,440	279,243
Subtotal	1,489,712	321,912	543,671	1,267,953
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	121,103	-	27,479	93,624
Net deferred tax assets	1,610,815	321,912	571,150	1,361,577
Total assets	1,610,815			1,361,577

	Unibanco Consolidated

	December 31, 2003	Constitution	Realization	Balance of acquired companies	June 30, 2004
Allowance for credit losses	545,438	237,557	282,024	41,747	542,718
Other provisions not currently deductible	632,163	210,968	127,729	185,388	900,790
Tax loss and negative basis of social contribution carry-forwards	704,308	65,152	25,420	71,812	815,852
Social contribution carry-forwards (Provisional Measure 2158-35)	492,453	-	3,706	-	488,747
Subtotal	2,374,362	513,677	438,879	298,947	2,748,107
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	92,236	2,397	41,498	-	53,135
Deferred tax obligations	(26,031)	(8,068)	(3,027)	-	(31,072)
Net deferred tax assets	2,440,567	508,006	477,350	298,947	2,770,170
Total assets	2,466,598	-	-	-	2,801,242
Total liabilities	26,031	-	-	-	31,072

	Unibanco Consolidated

	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for credit losses	780,081	279,919	407,852	652,148
Other provisions not currently deductible	687,023	195,294	240,093	642,224
Tax loss and negative basis of social contribution carry-forwards	658,438	69,096	68,800	658,734
Social contribution carry-forwards (MP 2.158-35)	508,500	-	18,210	490,290
Subtotal	2,634,042	544,309	734,955	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	7,208	30,295	103,182
Deferred tax obligations	(45,512)	-	(14,181)	(31,331)
Net deferred tax assets	2,714,799	551,517	751,069	2,515,247
Total assets	2,760,311			2,546,578
Total liabilities	45,512			31,331

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of June 30, 2004 was as follows:

	Unibanco			Unibanco Consolidated

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	-	94,507	94,507	10,053	321,430	331,483
2005	10,721	440,167	450,888	27,172	727,031	754,203
2006	18,166	383,233	401,399	38,523	601,850	640,373
2007	27,808	108,350	136,158	51,115	259,977	311,092
2008	42,044	4,799	46,843	67,853	121,922	189,775
2009 thereafter	185,827	-	185,827	294,031	227,150	521,181
Total	284,566	1,031,056	1,315,622	488,747	2,259,360	2,748,107

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,135,029 (2003 – R$1,051,082) in Unibanco and R$2,102,924 (2003 – R$1,939,012) in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Income before income tax and social contribution, net of profit sharing	505,325	796,745	751,993	937,781
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(171,810)	(270,893)	(255,678)	(318,845)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	201,819	(77,798)	37,445	(216,606)
Interest on own capital paid or (received), net	69,520	47,921	91,326	83,934
Deferred tax credits of prior periods	-	-	15,234	52,493
Permanent differences (net)	(24,093)	(5,163)	14,289	27,880
Income tax and social contribution for the period	75,436	(305,933)	(97,384)	(371,144)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Co-obligation and risks for guarantees provided	3,494,876	3,751,137	3,269,449	3,988,581
Assets under management (mainly mutual investment funds)	26,787,727	18,768,912	30,502,856	23,024,881
Lease commitments	8,719	57,728	8,719	57,728

19. Related-Party Transactions (Unibanco)

	2004	2003
Assets
Cash and due from banks	133	-
Interbank investments	2,592,273	2,766,971
Marketable securities and derivative financial instruments	842,620	1,767,438
Interbank accounts	891	4,921
Lending operations	235,921	621,509
Other credits
Income receivable
Dividends and interest on own capital	200,817	159,943
Negotiation and intermediation of securities	206,054	-
Sundry	9,903	19,568

Liabilities
Deposits	1,542,171	2,489,495
Securities sold under repurchase agreements	449,274	145,837
Resources from securities issued
Securities abroad	52,308	215,877
Interbank accounts	16,306	17,011
Borrowings	162,366	302,424
Derivative financial instruments	85,819	61,726
Other liabilities
Social and statutory	217,512	-
Negotiation and intermediation of securities	197	285
Subordinated debt	1,559	8,745
Sundry	115,934	395,171

Revenues
Lending operations	3,448	17,643
Marketable securities	208,226	359,813
Derivative financial instruments	(43,604)	297,104
Services rendered	91,691	64,725
Other operating income	3,678	-

Expenses
Deposits and securities sold	95,288	186,996
Foreign exchange transactions	-	10,901
Borrowings and onlendings	2,655	-
Other administrative expenses	19,617	20,775
Other operating expenses	1,527	1,462

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the business units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco

	2004		2003

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,833,785	5,834,572	4,271,050	4,272,116
Marketable securities	11,486,873	11,531,043	10,998,323	11,086,140
Lending operations	18,718,574	18,785,079	17,740,380	17,779,421
Derivatives, net	87,204	87,204	372,480	372,480

Liabilities
Interbank deposits	579,650	581,074	1,078,003	1,078,004
Time deposits	18,802,989	18,808,982	15,083,381	15,093,707
Mortgage notes	617,976	622,522	704,360	709,503
Resources from securities issued abroad	1,447,924	1,452,654	3,654,588	3,685,520
Subordinated debt	1,585,775	1,556,306	831,929	834,801
Other liabilities (Note 13 (b))	3,191,465	2,753,178	1,772,024	1,615,740
Treasury stocks	51,423	76,987	132,123	158,743

	Unibanco Consolidated

	2004		2003

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,550,030	3,550,818	2,133,180	2,134,247
Marketable securities	18,588,379	18,691,660	15,815,949	15,925,681
Lending operations	25,096,496	25,153,348	21,549,526	21,605,841
Derivatives, net	93,193	93,193	312,871	312,871

Liabilities
Interbank deposits	193,783	194,078	83,578	83,665
Time deposits	20,210,071	20,216,313	15,325,980	15,338,066
Mortgage notes	633,538	638,083	718,489	723,632
Resources from securities issued abroad	1,723,488	1,733,899	3,742,076	3,780,635
Subordinated debt	1,677,950	1,648,770	823,184	826,013
Other liabilities (Note 13 (b))	3,191,465	2,753,178	1,772,024	1,679,524
Treasury stocks	51,423	76,987	132,123	158,743

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	2004		2003

	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	888,630	888,630	(1,005,936)	(1,005,936)
Currencies	(557,340)	(557,340)	(181,322)	(181,322)
Interbank interest rate	1,066,355	1,066,355	1,499,223	1,499,223
Exchange coupon	374,448	374,448	(2,324,438)	(2,324,438)
Index	5,167	5,167	601	601

Forward contracts	26,846	44,954	(202,293)	(202,293)
Currencies	(57,127)	(39,035)	(202,293)	(202,293)
Fixed interest rate	83,973	83,989	-	-

Swap contracts	86,237	69,946	256,616	265,266
Currencies	(3,624,240)	(3,614,634)	(3,729,914)	(3,758,096)
Interbank interest rate	1,326,199	1,324,653	2,926,029	2,926,029
Fixed interest rate	837,128	840,010	(120,729)	(111,982)
Other	1,547,150	1,519,917	1,181,230	1,209,315

Swap contracts with daily reset	796,937	796,937	2,718,262	2,718,262
Currencies	796,937	796,937	2,718,262	2,718,262

Option contracts
Purchased option	-	-	681,550	222,656
Purchase	-	-	632,850	211,616
Currencies	-	-	182,000	96,525
Interbank interest rate index	-	-	450,850	115,091
Sale	-	-	48,700	11,040
Interbank interest rate index	-	-	48,700	11,040
Sale option	-	-	463,500	84,686
Purchase	-	-	272,600	63,166
Currencies	-	-	128,000	51,632
Interbank interest rate index	-	-	144,600	11,534
Sale	-	-	190,900	21,520
Interbank interest rate index	-	-	190,900	21,520

	Unibanco Consolidated

	2004		2003

	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	2,162,253	2,162,253	(19,942)	(19,942)
Currencies	(531,031)	(531,031)	(189,938)	(189,938)
Interest rate (3)	2,479,979	2,479,979	2,570,848	2,570,848
Exchange coupon	210,076	210,076	(2,401,453)	(2,401,453)
Index	3,229	3,229	601	601

Forward contracts	26,023	44,131	(202,294)	(202,294)
Currencies	3,470	21,561	(202,293)	(202,293)
Interbank interest rate	-	-	9,954	9,954
Fixed interest rate	22,553	22,570	(9,955)	(9,955)

Swap contracts	94,231	76,911	200,939	205,657
Currencies	(2,897,289)	(2,887,642)	(2,350,995)	(2,380,797)
Interbank interest rate	1,578,547	1,575,990	1,916,333	1,916,333
Fixed interest rate	(134,109)	(131,221)	(573,678)	(566,269)
Other	1,547,082	1,519,784	1,209,279	1,236,390

Swap contracts with daily reset	919,101	919,101	2,755,814	2,755,814
Currencies	919,101	919,101	2,755,814	2,755,814

Option contracts
Purchased option	39	39	681,550	222,656
Purchase	-	-	632,850	211,616
Currencies	-	-	182,000	96,525
Interbank interest rate index	-	-	450,850	115,091
Sale	39	39	48,700	11,040
Interbank interest rate index	-	-	48,700	11,040
United States of America treasury bills	39	39	-	-
Sale option	78	192	463,500	84,686
Purchase	78	192	272,600	63,166
Currencies	-	-	128,000	51,632
Interbank interest rate index	-	-	144,600	11,534
United States of America treasury bills	78	192	-	-
Sale	-	-	190,900	21,520
Interbank interest rate index	-	-	190,900	21,520
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.
(3)	Refers, primarily, Interbank Interest Rate.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$30,733 (2003 – 681,550) due to purchase commitments and R$30,985 (2003 – R$463,500) due to sale commitments.

On June 30, 2004, there were future transactions of R$1,929,415 (2003 – R$3,235,674) in Unibanco and R$3,225,210 (2003 – R$4,248,311) in Unibanco Consolidated and swap contracts in the amount of R$1,543,484 (2003 – R$639,282) in Unibanco and R$1,975,789 (2003 – R$639,282) in Unibanco Consolidated and forward transactions of R$842,572 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the period, in the amount of R$75,976 (2003 – R$(73,539)) in Unibanco and R$90,984 (2003 – R$(82,155)) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

During the first six-month of 2004, certain swap contracts prior classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the period, in the amount of R$8,829.

On June 30, 2004, there were swap contracts in the amount of R$40,360 (2003 – R$582,733) in Unibanco and in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$1,115 (2003 – R$(22,412)), recorded as a debit in the income of the period and as a charge under Marketable Securities. The hedges as of June 30, 2004, were in accordance with the standards established by Brazilian Central Bank.

On June 30, 2004, there were swap contracts in the amount of R$452,027 in Unibanco and in Unibanco Consolidated accounted for hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence not recorded at fair value. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(f) Fair value distributed by trade location

	Unibanco

	2004			2003

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	888,630	-	888,630	(1,005,936)	-	(1,005,936)
Forward contracts	-	44,954	44,954	-	(202,293)	(202,293)
Swap contracts	(228,520)	298,466	69,946	(150,721)	415,987	265,266
Swap contracts with daily reset	796,937	-	796,937	2,718,262	-	2,718,262
Option contracts
Purchased position	-	-	-	222,656	-	222,656
Sale position	-	-	-	84,686	-	84,686

	Unibanco Consolidated

	2004			2003

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	2,162,253	-	2,162,253	(19,942)	-	(19,942)
Forward contracts	-	44,131	44,131	(1)	(202,293)	(202,294)
Swap contracts	(230,467)	307,378	76,911	(151,832)	357,489	205,657
Swap contracts with daily reset	919,101	-	919,101	2,755,814	-	2,755,814
Option contracts
Purchased position	-	39	39	222,656	-	222,656
Sale position	-	192	192	84,686	-	84,686
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amounts pledged to guarantee BM&F transactions were R$382,343 (2003 – R$439,940) in Unibanco and R$461,415 (2003 – R$488,105) in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Assets
Less than 3 months	45,860	101,694	40,850	83,278
Between 3 months and 1 year	280,657	241,500	260,790	215,221
Between 1 and 3 years	49,381	223,850	49,480	186,091
More than 3 years	6,070	27,385	6,070	25,124
Total	381,968	594,429	357,190	509,714

Liabilities
Less than 3 months	33,823	30,246	17,695	33,333
Between 3 months and 1 year	183,925	63,243	170,727	47,462
Between 1 and 3 years	73,032	119,282	71,591	106,869
More than 3 years	3,984	9,178	3,984	9,179
Total	294,764	221,949	263,997	196,843

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Assets
Swap contracts	362,374	486,910	338,380	402,195
Forward contracts	19,594	105,890	18,771	105,890
Option contracts – premiums received	-	1,629	39	1,629
Total	381,968	594,429	357,190	509,714

Liabilities
Swap contracts	292,428	221,644	261,469	196,538
Forward contracts	2,336	-	2,336	-
Option contracts – premiums paid	-	305	192	305
Total	294,764	221,949	263,997	196,843

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

Unibanco

2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(354,951)	837,868	385,836	19,877	888,630
Forward contracts	(216,456)	(470,477)	62,140	669,747	44,954
Swap contracts	7,500	83,945	(23,585)	2,086	69,946
Swap contracts with daily reset	590,083	206,854	-	-	796,937

Unibanco

2003

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(162,272)	(1,243,855)	512,781	(112,590)	(1,005,936)
Forward contracts	227,969	(472,635)	42,373	-	(202,293)
Swap contracts	71,448	71,043	104,568	18,207	265,266
Swap contracts with daily reset	523,989	1,951,077	243,196	-	2,718,262
Option contracts
Purchased position	96,525	126,131	-	-	222,656
Sale position	51,632	33,054	-	-	84,686

Unibanco Consolidated

2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(426,680)	1,792,493	776,563	19,877	2,162,253
Forward contracts	(217,279)	(470,477)	62,140	669,747	44,131
Swap contracts	19,594	77,276	(22,045)	2,086	76,911
Swap contracts with daily reset	590,083	284,032	44,986	-	919,101
Option contracts
Purchased position	39	-	-	-	39
Sale position	192	-	-	-	192

Unibanco Consolidated

2003

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	130,744	(823,970)	785,874	(112,590)	(19,942)
Forward contracts	227,968	(472,635)	42,373	-	(202,294)
Swap contracts	49,945	60,545	79,222	15,945	205,657
Swap contracts with daily reset	523,989	1,951,077	280,748	-	2,755,814
Option contracts
Purchased position	96,525	126,131	-	-	222,656
Sale position	51,632	33,054	-	-	84,686

21. Statements of Cash Flows

	Unibanco

	2004	2003
Operating activities
Net income	580,761	490,812
Provision for loan losses	242,661	298,934
Deferred taxes	75,939	214,319
Reversal of foreclosed assets provision	(4,024)	(16,979)
Loss on sale of foreclosed assets and fixed assets	8,494	11,689
Amortization of goodwill on subsidiaries acquired	57,034	42,146
Equity in results of subsidiary and associated companies	(468,701)	(451,981)
Exchange gain on foreign investments	(76,595)	284,459
Depreciation and amortization	106,761	95,919
Changes in assets and liabilities
Increase (decrease) in interbank investments	(3,524,299)	6,886,546
Increase (decrease) in marketable securities and derivative financial instruments	(1,374,053)	2,594,989
Increase in Central Bank compulsory deposits	(26,702)	(50)
Net change in interbank and interdepartmental accounts	(64,797)	(12,512)
Increase (decrease) in lending operations	(267,027)	307,947
Net change in foreign exchange portfolio	(322,577)	(18,453)
Increase in other credits and other assets	(210,250)	(226,193)
Decrease (increase) in other liabilities	715,311	(181,318)
Decrease (increase) in deferred income	12,640	(1,717)
Net cash provided by (used in) operating activities	(4,539,424)	10,318,557

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	545,867	294,136
Proceeds from sale of foreclosed assets	21,677	12,506
Purchase of/capital increase on investments in subsidiary and companies	(101,121)	(83,394)
Goodwill on subsidiaries acquired	23,095	-
Proceeds from sale of/capital decrease in subsidiary and associated companies	289,095	4,925
Purchase of other investments	(12,027)	(1)
Proceeds from sale of other investments	5,528	284
Purchase of fixed assets	(47,855)	(14,574)
Proceeds from sale of fixed assets	12,337	1,043
Deferred charges	(49,176)	(45,876)
Net cash provided by investing activities	687,420	169,049

Financing activities
Increase (decrease) in deposits	1,961,600	(1,758,867)
Increase (decrease) in securities sold under repurchase agreements	3,280,359	(8,259,857)
Decrease (increase) in resources from securities issued	(1,149,207)	819,090
Decrease in borrowings and onlendings	(34,108)	(1,303,406)
Purchase of own stocks	-	(43,174)
Dividends paid	(240,009)	(206,598)
Net cash provided by (used in) financing activities	3,818,635	(10,752,812)

Net increase (decrease) in cash and due from banks	(33,369)	(265,206)

Cash and due from banks at the beginning of the period	848,223	873,583
Cash and due from banks at the end of the period	814,854	608,377
Net increase (decrease) in cash and due from banks	(33,369)	(265,206)

	Unibanco Consolidated

	2004	2003
Operating activities
Net income	580,761	490,812
Provision for loan losses	629,439	696,668
Technical provisions for insurance, annuity products and retirement plans	603,430	820,091
Deferred taxes	78,505	165,369
Provision (reversal) of foreclosed assets provision	2,959	(15,608)
Loss (gain) on sale of foreclosed assets and fixed assets	(5,683)	4,626
Amortization of goodwill on subsidiaries acquired	62,834	39,758
Equity in results of subsidiary and associated companies	(4,979)	(4,862)
Loss on sale of investments	-	67
Provision for losses on investments	1,160	-
Depreciation and amortization	191,770	168,676
Minority interest	73,848	45,735
Changes in assets and liabilities
Increase (decrease) in interbank investments	(3,128,226)	7,174,271
Increase (decrease) in marketable securities and derivative financial instruments	(3,317,306)	2,132,762
Increase in Central Bank compulsory deposits	(33,144)	(33,469)
Net change in interbank and interdepartmental accounts	(28,998)	(40,036)
Increase in lending operations	(2,256,840)	(368,897)
Increase (decrease) in leasing operations	(62,338)	51,400
Net change in foreign exchange portfolio	(478,636)	(45,743)
Increase in other credits and other assets	(495,571)	(679,216)
Increase in other liabilities	2,238,341	333,643
Increase in deferred income	16,195	9,173
Net cash provided by (used in) operating activities	(5,332,479)	10,945,220

Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	650	18,934
Proceeds from sale of foreclosed assets	71,846	42,414
Purchase of/capital increase on investments in subsidiary and companies	(1,871)	(356)
Goodwill on acquisition of subsidiary companies	(338,320)	11,632
Proceeds from sale of/ capital decrease in subsidiary and associated companies	-	52
Purchase of other investments	(13,256)	(5,751)
Proceeds from sale of other investments	-	1,988
Purchase of fixed assets	(123,861)	(65,498)
Proceeds from sale of fixed assets	70,719	16,323
Deferred charges	(140,254)	(64,087)
Minority interest	(139,449)	(4,311)
Net cash used in investing activities	(613,796)	(48,660)

Financing activities
Increase (decrease) in deposits	3,971,748	(2,010,083)
Increase (decrease) in securities sold under repurchase agreements	2,969,774	(8,487,343)
Increase (decrease) in resources from securities issued	(1,108,227)	745,188
Increase (decrease) in borrowings and onlendings	308,665	(1,132,040)
Purchase of own stocks	-	(43,174)
Dividends paid	(240,009)	(250,768)
Net cash provided by (used in) financing activities	5,901,951	(11,178,220)

Net increase (decrease) in cash and due from banks	(44,324)	(281,660)

Cash and due from banks at the beginning of the period	1,083,301	1,078,488
Cash and due from banks at the end of the period	1,038,977	796,828
Net increase (decrease) in cash and due from banks	(44,324)	(281,660)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	2004	2003
Assets
Current and long-term assets	13,984,871	13,748,093
Cash and due from banks	248,443	183,458
Interbank investments	3,042,443	1,751,409
Marketable securities	7,271,965	8,028,941
Interbank accounts	253,938	137,402
Lending and leasing operations	2,896,050	3,120,711
Other credits and other assets	272,032	526,172
Permanent assets	366,182	97,269
Total	14,351,053	13,845,362

Liabilities
Current and long-term liabilities	12,444,192	11,083,456
Deposits	2,962,491	1,554,806
Securities sold under repurchase agreements	1,432,071	498,347
Resources from securities issued	1,359,779	3,398,482
Interbank accounts	35,141	31,987
Borrowings and onlending	1,832,032	2,756,574
Derivative financial instruments	6,370	3,490
Other liabilities	4,816,308	2,839,770
Deferred income	10,143	12,754
Minority interest	5	4
Stockholders’ equity	1,896,713	2,749,148
Total	14,351,053	13,845,362

Combined statement of income	2004	2003
Revenue from financial intermediation	490,553	764,306
Expenses on financial intermediation	(157,413)	(195,420)
Provision for credit losses	17,203	(60,073)
Salaries, benefits, training and social security and other administrative expenses	(50,487)	(33,129)
Other operating income (expenses)	(49,629)	(6,665)
Non-operating income, net	(371)	(542)
Profit sharing	-	(12)
Net income for the period	249,856	468,465

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Phenix Seguradora S.A.:

Balance sheet	2004	2003
Assets
Current and long-term assets	6,680,168	5,225,749
Cash and due from banks	27,292	-
Marketable securities	5,646,135	4,384,706
Insurance credits and re-insurance	619,046	510,625
Other credits and other assets	387,695	330,418
Permanent assets	284,977	248,593
Total	6,965,145	5,474,342

Liabilities
Current and long-term liabilities	5,671,118	4,151,440
Technical provisions for insurance	1,579,817	1,092,799
Technical provisions for retirement plans	3,166,789	2,382,660
Insurance and re-insurance debts	284,420	200,067
Other liabilities	640,092	475,914
Stockholders’ equity	1,294,027	1,322,902
Total	6,965,145	5,474,342

Income statement	2004	2003
Gross premium written	1,038,639	901,729
Changes in technical reserves – insurance	(213,481)	(212,399)
Net claims incurred	(472,927)	(394,001)
Acquisition costs and other	(149,182)	(121,465)
Private pension contributions	595,277	536,791
Changes in technical reserves – retirement plan	(341,459)	(292,731)
Private retirement plan benefits	(252,771)	(261,996)
Other operating income	74,657	53,227
Other operating expenses	(112,660)	(81,439)
Administrative expenses	(129,662)	(117,581)
Tax expenses	(21,353)	(20,009)
Investment income	402,332	342,744
Financial expenses	(257,621)	(155,944)
Non-operating income, net	1,366	(897)
Income tax and social contribution	(15,395)	(29,120)
Profit sharing bonus to employees	(8,000)	(9,452)
Net income for the period	137,760	137,457

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%), Redecard S.A. (31.943%) and Hipercard Administradora de Cartões de Crédito Ltda. (100%):

Combined balance sheet	2004	2003
Assets
Current and long-term assets	5,245,862	4,055,877
Cash and due from banks	9,366	4,037
Interbank investments	41,510	46,379
Marketable securities	642,690	793,086
Interbank and interdepartmental accounts	13,835	14,052
Lending operations	2,537,375	1,616,085
Other credits and other assets	2,001,086	1,582,238
Permanent assets	339,412	280,101
Total	5,585,274	4,335,978

Liabilities
Current and long-term liabilities	4,397,585	3,349,430
Deposits	686,557	746,728
Borrowings	172,384	173,535
Onlending in Brazil – Governmental agencies	2,081	-
Resources from securities issued	632,523	584,651
Interbank and interdepartmental accounts	452	148
Derivative financial instruments	16,523	778
Other liabilities	2,887,065	1,843,590
Deferred income	314	-
Minority interest	70,756	-
Stockholders’ equity	1,116,619	986,548
Total	5,585,274	4,335,978

Combined statement of income	2004	2003
Revenue from financial intermediation	707,553	575,554
Expenses on financial intermediation	(140,519)	(44,293)
Provision for credit losses	(179,411)	(187,011)
Services rendered	425,809	339,764
Salaries, benefits, training and social security and other administrative expenses	(316,825)	(273,935)
Other operating income (expenses)	(309,134)	(211,824)
Non-operating income, net	(2,418)	3,038
Income tax and social contribution	(61,039)	(54,810)
Profit sharing	(12,480)	(9,849)
Net income for the period	111,536	136,634

(d) The companies which carry out consumer credit operations include, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Creditec Crédito, Financiamento e Investimento S.A., Creditec Promovendas Ltda. e Creditec SP Promoções de Vendas Ltda.:

Combined balance sheet	2004	2003
Assets
Current and long-term assets	2,171,825	1,942,434
Cash and due from banks	8,056	4,170
Interbank investments	30,883	31,267
Marketable securities	64,856	233,784
Interbank and interdepartmental accounts	11,562	19,605
Lending operations	1,637,790	1,363,760
Other credits and other assets	418,678	289,848
Permanent assets	213,733	144,740
Total	2,385,558	2,087,174

Liabilities
Current and long-term liabilities	1,818,521	1,715,916
Deposits	1,213,135	1,340,519
Interbank and interdepartmental accounts	7,830	14,833
Borrowings	36,602	31,576
Derivative financial instruments	5,499	10,277
Other liabilities	555,455	318,711
Minority interest	684	-
Stockholders’ equity	566,353	371,258
Total	2,385,558	2,087,174

Combined statement of income	2004	2003
Revenue from financial intermediation	655,730	596,382
Expenses on financial intermediation	(85,142)	(155,257)
Provision for credit losses	(213,949)	(193,059)
Salaries, benefits, training and social security and other administrative expenses	(267,654)	(230,020)
Other operating income (expenses)	43,459	50,348
Non-operating income, net	11	(83)
Income tax and social contribution	(21,545)	(7,743)
Profit sharing	(8,810)	(4,119)
Net income for the period	102,100	56,449

23. Other Information

(a) Assets leased to third parties, in the amount of R$882,242 (2003 – R$915,679), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$475,831 (2003 – R$587,086) and the residual value received in advance from these lessees amounts to R$381,801 (2003 – R$495,794), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2004, the insurance coverage on properties and other assets in use totaled R$507,538 (2003 – R$560,976) in Unibanco and R$ (2003 – R$1,289,327) in Unibanco Consolidated.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 20, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor Relations Officer